MANAGEMENT'S DISCUSSION AND

ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED

MAY 31, 2022 AND 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

1. Introduction

Set out below is management's discussion and analysis ("MD&A") of financial and operating results for Petroteq Energy Inc. ("PQE" or the "Company") for the three and nine months ended May 31, 2022. It should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three and nine months ended May 31, 2022 and 2021, and the Company's audited consolidated financial statements and notes thereto for the years ended August 31, 2021 and 2020.

This MD&A contains forward-looking information. Readers are advised to read this MD&A in conjunction with "Forward-Looking Information and Other Advisories" found at the end of this MD&A.

2. Basis of Presentation

Financial data presented below have largely been derived from the Company's unaudited interim, consolidated financial statements for the three and nine months ended May 31, 2022 and 2021 (the "financial statements"), prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Accounting policies adopted by the Company are referred to in Note 3 to the unaudited interim consolidated financial statements for the three and nine months ended May 31, 2022 and 2021. The reporting currency is the United States dollar.  Comparative information is provided for the three and nine months ended May 31, 2021 and the year ended August 31, 2021.

3. Operational and Financial Results

Overview

Our Company is a holding company organized under the laws of Ontario, Canada, that is engaged in various aspects of the oil and gas industry. Through our wholly-owned subsidiary, Petroteq Energy CA Inc., a California corporation ("PCA") and PCA's two subsidiaries Petroteq Oil Recovery, LLC, a Utah limited liability company ("POR"), and TMC Capital, LLC, a Utah limited liability company ("TMC Capital"), we are in the business of exploring for, extracting and producing oil and hydrocarbon products from oil sands deposits and sediments located in the Asphalt Ridge area of Uintah County, Utah, utilizing our proprietary extraction technology (the "Petroteq Clean Oil Recovery Technology" or "Extraction Technology"). Our primary oil sands extraction and processing operations are conducted at our Asphalt Ridge processing facility (herein the "Asphalt Ridge Plant" or "Plant"), which is owned by POR.

Petroteq owns the intellectual property rights to the Petroteq Clean Oil Recovery Technology, which is used at our Asphalt Ridge Plant to extract and produce crude oil from oil sands utilizing a closed-loop solvent-based extraction system.

The Asphalt Ridge Plant initially commenced operations as a pilot plant in 2015 at a site near Maeser, Utah, but was relocated in 2017 to a site near our Asphalt Ridge Mine #1 located on lands included within a Mining and Mineral Lease Agreement dated as of July 1, 2013, between Asphalt Ridge, Inc., as lessor, and TMC, as lessee (the "TMC Mineral Lease"). The relocation of the Plant to a site located near our existing mine site was designed to improve logistical and processing efficiencies in the oil sands recovery process. The relocation of the Plant occurred during a temporary suspension of our mining and processing operations in 2016 that resulted from a sharp decline in world oil prices. We restarted operations at the end of May 2018 and completed expansion work on the Plant to increase production capacity to 400-500 barrels of oil per day ("bopd") during the last quarter of fiscal 2019 (the quarter ended August 31, 2019). During our testing of the Plant and its increased production capacity during the first quarter of fiscal 2020 (the quarter ending November 30, 2019), we determined that a number of equipment upgrades were required to support continuous operation of the Plant, these upgrades were completed in December 2020.

We had expected to generate revenue from the sale of hydrocarbon products from the Asphalt Ridge Plant commencing in the third quarter ending May 31, 2020. However, due to the COVID-19 pandemic and volatility in oil prices, we reduced operations to a single shift per day during the quarter ending February 29, 2020 and ultimately suspended operations at the Plant during the quarter ending May 31, 2020.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

In July 2020, Greenfield Energy LLC ("Greenfield"), a joint venture company formed by TomCo Energy PLC, a UK energy company, and Valkor LLC ("Valkor"), a Texas limited liability company, assumed the management and operation of the Asphalt Ridge Plant. Under a Technology License Agreement dated July 2, 2019, Petroteq granted to Valkor a non-exclusive license and right to use Petroteq's Clean Oil Recovery Technology in operations conducted at the Plant. Since July 2020, Greenfield has implemented various upgrades to the Plant to improve operating capacity and reliability and began testing to assess the commerciality of the Plant and Petroteq's proprietary technology. To improve operational capability during winter months, Greenfield also arranged for buildings to be erected over the nitrogen system and the vapor recovery system and for wind-walls to be installed at the mixing tank area and decanter deck at the Plant.

Following the startup of the Plant in January 2021, we determined that certain additional equipment would be required to improve the process of extracting bitumen from oil sands ore and to remove clay fines from produced oil. The additional equipment was required to transition the Plant to commercialization and to demonstrate the commerciality of both the Plant and Petroteq's Clean Oil Recovery Technology. The required equipment was installed and commissioned and the Plant was restarted in April 2021.

The first full load of oil produced by the Plant was sold in June 2021 by Valkor. The production and sale of this oil which occurred following a series of upgrades, was an important milestone as it demonstrated that heavy oil from Utah oil sands can be produced economically using Petroteq's Clean Oil Recovery Technology without the use of water and without any requirement for tailings ponds and wastewater treatment facilities. The purchaser of the oil paid West Texas Intermediate Crude Oil ("WTI") benchmark pricing of $70.91 per barrel for the 10.2° API heavy sweet crude oil produced by the Plant. The fact that WTI pricing was received for the oil demonstrates that the heavy sweet (low sulfur) oil produced from Utah's oil sands in the Asphalt Ridge area will likely command a premium price relative to other heavy oils.

In July 2021, Crosstrails Engineering LLC completed a Front-End Engineering Design (the "2021 FEED") for a 5,000 barrel per day ("BPD") production train that could be constructed either at the site of the Asphalt Ridge Plant or as a separate oil sands processing facility at an undeveloped site. The 2021 FEED describes the design data, design requirements, major equipment requirements, and general operating philosophies for the development of a 5,000 BPD production train, including a Class 3 (± 25%) cost estimate of approximately $110 million for construction of a new commercial plant as a separate facility. The cost estimates in the 2021 FEED suggest a capital cost of $22,000 per daily barrel of production. A new oil sands processing facility based on the 2021 FEED will consist of an initial 5,000 BPD production train but provides for a possible future expansion to 10,000 BPD through the addition of a second parallel 5,000 BPD train. The capital cost of $22,000 per daily barrel for an initial 5,000 BPD production train installed either as an adjunct to the existing Asphalt Ridge Plant or as a separate processing facility compares very favorably with the construction costs of plants and facilities that deploy more traditional methods of extracting bitumen and heavy oil from oil sands.

Preliminary estimates for the longest lead time for procuring equipment for a new 5,000 BPD production train under the 2021 FEED are approximately 48-54 weeks. The overall engineering, procurement and construction of a 5,000 BPD plant are estimated to require 54-62 weeks, barring any significant supply chain upsets or adverse weather conditions during plant construction and commissioning. Once a new plant is constructed and operating, it is estimated that each production train will employ 40-50 persons between mining and plant operations.

Petroteq anticipates that the 2021 FEED may provide the basis for a standard design package for 5,000 BPD production trains constructed by Petroteq or by its technology licensees in Utah, in other parts of the United States and in other countries having oil sands deposits and structures containing substantial bitumen and heavy oil resources. Any standard design package developed from the 2021 Feed may require a certain amount of customization for local site conditions and ore characteristics, but the differences are not expected to be significant.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

After the April 2021 restart, the Asphalt Ridge Plant was operated intermittently until August 2021, when operations were suspended to allow the Company and its engineering firms to conduct a detailed inspection of the Plant for the purpose of determining whether the Plant's equipment, and the configuration of its units, would permit the integration or auxiliary construction of a new 5,000 BPD production train based on the 2021 FEED. During this period, exploratory core sampling and testing were conducted of the oil sands resources at Asphalt Mine #1.

Based on the inspections of the Plant's units and equipment and evaluations of core data taken from areas at and around Asphalt Ridge Mine #1, the Company preliminarily decided, subject to further study and evaluation, to (a) construct a separate 5,000 BPD oil sands processing plant, with the option of adding a second 5,000 BPD production train, on an undeveloped site in the Asphalt Ridge area (and not as an expansion to the existing Plant), (b) continue to operate the Asphalt Ridge Plant where economic conditions support commercial operations, and (c) augment the supply of oil sands ore from Asphalt Mine #1 as feedstock for the Plant with higher quality oil sands ores and sediments mined or produced from other leases and properties in the Asphalt Ridge area.

In September 2021, we initiated discussions with Valkor for the purpose of developing a long term oil sands ore supply contract with Greenfield for the purchase of oil sands ores produced from mineral leases held or managed by Greenfield in the Asphalt Ridge Northwest area.

The Plant was in a winterized shut-down phase, we initially intended to resume operations, primarily for the purpose of processing oil sands ores and bituminous sands sourced from both Asphalt Mine #1 and from Asphalt Ridge leases held or managed by Greenfield or Valkor, and potentially from other sources in the Asphalt Ridge area and to use the plant for demonstration purposes for potential investors and prospective technology licensees and for the purpose of testing and evaluating oil sands and heavy oil source material produced from areas within the Uintah Basin in Utah, from other regions of the United States, and from other countries as such materials are made available to us.

Based on the recent acquisition of the Indago (SITLA) leases, we are currently in the process of discontinuing operations at our site located near the Asphalt Ridge Mine#1 and are relocating the plant and engaging in reclamation activities on the lands covered by the original TMC Asphalt ridge leases as required by the TMC Mineral Lease and by regulations administered by the Utah Department of Oil, Gas and Minerals ("UDOGM"). TMC Capital's decision to discontinue operations on the TMC Mineral Lease (now terminated) and its sublease under the Short-Term Mining Lease was made as part of our decision to shift the focus of its oil sands development opportunities to the Indago (SITLA) Leases located further north along Asphalt Ridge in an area called Asphalt Ridge Northwest.

Kahuna Ventures LLC ("Kahuna") has reviewed operating data, process simulation data, and the 2021 FEED for the purposes of a third-party technical evaluation. As described above, the 2021 FEED encompasses a production train capable of processing 5,000 bopd from mined oil sands ore. The Company anticipates that the 2021 FEED can become the starting basis for future 5,000 bopd train designs for use in Utah by Petroteq and potentially by additional licensees in Utah, the US, and other locations worldwide. This "standard" design may need some customization for local site conditions and ore characteristics, but differences are expected to be insignificant.

The 2021 FEED incorporates a number of lessons learned from operation of the demonstration plant into the proposed design including improvements in the mixing of crushed ore and solvent, solids separation and solvent recovery. The third-party technical verification report from Kahuna indicated extraction costs of approximately US$13.50 per barrel of oil produced. Mining and ore transport costs will add another $8.50 per barrel for an estimated operating cost of approximately US$22.00 per barrel of oil produced for a 5,000 bopd plant operating 24 hours a day, 360 days a year, before corporate and SG&A costs and royalty fees.

The 2021 FEED describes the design data, design requirements, detailed major equipment requirements and general operating philosophies for the development of the 5,000 bopd production train, including a Class 3 (± 25%) cost estimate of approximately US$110 million for construction of the plant on an undeveloped site. This provides for a capital cost of US$22,000 per daily barrel of production. The proposed plant covered by the 2021 FEED will consist of an initial 5,000 bopd production train but provides for the possible future expansion to 10,000 bopd through the addition of a second parallel 5,000 bopd train.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

Preliminary estimates for the longest lead equipment items are 48-54 weeks. The overall engineering, procurement and construction of the 5,000 bopd plant are estimated to require 54-62 weeks, barring any significant supply chain upsets or adverse weather conditions during construction and commissioning of the plant. Once constructed and operating, it is estimated that each production train will employ 40-50 persons between mining and plant operations.

Research and Development

The Asphalt Ridge Plant has proved that Petroteq's Clean Oil Recovery Technology, including our redesigned extraction and production process, is capable of producing oil in marketable quantities and that a substantial portion of the "post processed" sand generated by our extraction and production operations may be sold for various uses. Petroteq continued to test ore from various oil sands deposits and resources in the Asphalt Ridge area of Utah, with varying degrees of oil quality and with oil saturations in the range of 5 to 10 percent by weight. Petroteq's proprietary technology and extraction process has been successful in extracting oil from the different oil sands ores that we have tested, confirming that our technology can extract and produce oil from oil sands ore and raw materials having varying specifications and composition.

During the fiscal year ending August 31, 2021, we engaged Kahuna Ventures LLC, an energy-focused project execution firm, to review the POSP operating data, process simulation data, and the 2021 FEED. The technical evaluation conducted by Kahuna Ventures indicated extraction costs of approximately US$13.50 per barrel of oil produced. With mining and ore transport costs adding another US$8.50 per barrel, this suggests an estimated operating cost of approximately US$22 per barrel of oil produced (prior to adjustment for corporate overhead, production related taxes and royalties). The estimated operating cost of US$22 per produced barrel of oil does not take into account the reduction in net operating costs that may result from the sale of commercially marketable sand generated during our extraction and production operations, which we estimate could reduce our net operating costs, measured on a per barrel of oil produced basis, by as much as US$10-15 per barrel.

Several barrels of produced oil from the Asphalt Ridge Plant have now been tested by Quadrise Fuels International plc in the United Kingdom for the purpose of assessing the suitability of the heavy sweet oil we produce at Asphalt ridge in Utah for their MSAR® technology. MSAR® is a low viscosity oil-in-water emulsified synthetic heavy fuel oil ("HFO"). It is manufactured using Quadrise's proprietary technology to mix heavy oils with small amounts of specialist chemicals and water to a bespoke formulation. According to Quadrise, the resulting emulsion contains approximately 30% water and less than 1% chemicals. The emulsion is a low viscosity liquid at room temperature, which makes it easier to handle and reduces the heating costs for storing, transportation and use in comparison to HFOs.

In September 2021, Quadrise reported that the testing program, which was completed at the Quadrise Research Facility ("QRF") in Essex, United Kingdom, confirmed the ability to produce commercial MSAR® and bioMSAR™ fuels from the sample of heavy sweet oil provided by Greenfield from our Asphalt Ridge Plant and advised that a report of the testing results has been issued to the client.  Simulations of storage and handling of both MSAR® and bioMSAR™ produced were also completed during the program, which indicated that commercial production of MSAR® and bioMSAR™ fuels would be possible in Utah for potential power and marine end-user applications domestically and internationally. Quadrise further noted that this testing concluded the proof-of-concept work that was scheduled in Phase 1 of the Commercial Trial Agreement between Greenfield and Quadrise announced on August 18, 2020. Quadrise recently reported that Greenfield and Quadrise have entered into discussions regarding potential future trials and deployment of the technology to produce MSAR® and/or bioMSAR™ fuel at a commercial scale.

Petroteq continues to work with a local drilling fluids company to identify customers for the commercially marketable sand generated from the Asphalt Ridge Plant for use in oil and gas hydraulic fracturing or "fracking" operations. The fluids company has to date taken 340 tons of sand and it is expected that it will take the additional processed sand currently available, together with additional quantities of sand as and when they are produced at the Plant. The proceeds from the sale of sand are expected to be approximately US$15-20 per ton (US$10-15 per barrel).

As announced by Petroteq on November 17, 2020, Greenfield has executed a non-exclusive, multi-site license with Petroteq (the "Greenfield License"). The Greenfield License has been granted in consideration for US$2,000,000 in funding that Greenfield has provided to date for upgrades to the Asphalt Ridge Plant. The Greenfield License will allow Greenfield to use Petroteq's Clean Oil Recovery Technology in any future oil sands processing plants built by Greenfield in the United States. The Greenfield License provides that the ownership of any intellectual property developed as a result of upgrades to or operations conducted at facilities deploying our technology, including associated trials and testing, will be owned by Petroteq. At the same time, any such intellectual property, including any oil sands technologies developed by Petroteq, will be included within the scope of the Greenfield License and may be used by Greenfield under the terms of the license.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

For any future oil sands plants built by Greenfield utilizing the Greenfield License, Greenfield will pay Petroteq a 5% royalty of net revenues received from crude oil and other hydrocarbon products produced from oil sand resources.

In October 2021, Petroteq and Big Sky Resources LLC ("Big Sky"), a company based in Rye, New York, entered into a technology license agreement under which Petroteq granted to Big Sky a non-exclusive, non-transferable license and right to use Petroteq's proprietary technology to design, construct, operate and finance oil sands extraction plants at up to two locations in the continental United States. Under the agreement, Big Sky has agreed to pay Petroteq a one-time, non-refundable license fee of US$2 million, which will become payable upon commencing construction of its first plant. The agreement further provides that Big Sky will pay Petroteq a 5% royalty on the net revenue received by Big Sky from the production, sale or other disposition of licensed product from the plants for as long as Petroteq continues to hold enforceable and protected intellectual property rights in the licensed technology in the United States.

Pursuant to the licensing agreement, Big Sky is obligated to engage Valkor (or an affiliate named by Valkor) as the sole and exclusive provider of engineering, planning, and construction services for all oil sands plants built by Big Sky or under its direction. Big Sky has indicated it will work closely with Valkor to identify plant locations in the State of Utah.

The Company retained Peak Value IP, LLC ("Peak Value") to provide a third party valuation of Petroteq's Clean Oil Recovery Technology ("CORT"), the proprietary intellectual property ("IP") behind oil sands extraction process.

Petroteq's Technology is considered a "clean technology" and is an environmentally safe and sustainable technology. While the Technology is applicable to both "water-wet" (Canada) and "hydrocarbon wet" (Utah) oils sands sediments, deposits and materials, the technology does not utilize water in its processing operations and thus there is no requirement to build and manage large tailings ponds and wastewater treatment and disposal systems and facilities. The proprietary solvents utilized in the operations of the technology are generally fully recovered and recycled, thus substantially mitigating environmental impact.

Through application of the CORT, the Company (acting through its operating subsidiaries in Utah) is able to produce a relatively sweet heavy crude oil from the Asphalt Ridge oil sands deposits without generating wastewater that would potentially harm the environment, in addition, during the course of its crude extraction and production operations, leaves a clean residual sand that can be returned to the environment or marketed as an industrial sand.

The current assets consist of Petroteq's active patents, patent applications, and associated trade secrets and know how, related to the extraction of crude oil from oil sands. The Peak Value valuation conclusions in this report are based on accepted practices using fair market value (FMV) and investment value (IV) standards, while utilizing widely recognized and internationally accepted methods valuing business enterprise, such as Cash, Market and Income Approaches. Peak Value utilized data provided by Petroteq, along with public information and industry knowledge of intellectual property licensing. In addition, Peak Value reviewed the historical costs as well as expected future revenue as it relates to the assets. This effort involved a team of financial advisory experts who have a broad experience valuing asset of this nature.

Peak Value IP's valuation study of Petroteq's CORT indicated a fair market value (FMV) ranging from US$229 Million to US$326 Million. The analysis of investment value (IV) ranging from US$598 Million to US$850 Million. The analysis has also considered a proposed production facility to be operated in Utah that will produce 5,000 barrels of oil per day. The valuation also encompasses the value of the separated sand as salable to third parties, providing additional value to the IP beyond the market of oil. The deployment of the IP into multiple oil sand fields is a critical milestone in achieving Petroteq's goals for IP adoption.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

Asphalt Ridge Processing Plant

In June 2011, Petroteq commenced the development of the Asphalt Ridge Plant at a site near Maeser, Utah and entered into construction and equipment fabrication contracts for the purpose of evaluating Petroteq's Clean Oil Recovery Technology in extracting, processing and producing crude oil from oil sands mined from the TMC Mineral Lease and from other deposits located in the Asphalt Ridge area of Utah. By January 2014, our initial processing facility, designed as a pilot plant having processing capacity of 250 barrels per day, was fully permitted and construction was completed by October 1, 2014. Operations conducted at the pilot plant during 2015 allowed us to test and evaluate our proprietary technology at or near the Plant's capacity. During 2015, the Plant produced approximately 10,000 (gross) barrels of oil from the local oil sands ores, including oil sands deposits located within our TMC Mineral Lease. From this production, 7,777.33 barrels of finished crude oil were sold to an oil and gas distributor for resale to its refinery customers, with the balance of the produced oil used internally to power generators for the Plant. The initial processing plant was flexible in that it had the ability to produce both high quality heavy crude oil as well as lighter oil if needed.

In 2015, with the sharp decline in world oil prices, we determined that the transportation costs incurred in hauling mined ore from our mine site to pilot processing facility, a distance of approximately 17 miles, were adversely affecting the economics of our processing operations. For that reason, we temporarily suspended operations in 2016, and, in 2017, the Plant was disassembled and moved from its original location to the site of our Temple Mountain mining site (referred to as Asphalt Ridge Mine #1) located within the TMC Mineral Lease. During the reassembly of the Plant, additional equipment was installed to increase the Plant's capacity from 250 barrels per day to 400-500 barrels per day. In May 2018, mining operations at Asphalt Ridge Mine #1 recommenced, and the new upgraded Asphalt Ridge Plant commenced a test production phase of heavy crude oil from oil sands deposits at this site. Work to increase the Plant's capacity to 400-500 barrels per day was completed during the last quarter of fiscal 2019 (the quarter ended August 31, 2019). Testing, which continued into the first quarter of fiscal 2020 (the quarter ended November 30, 2019), determined that a number of equipment upgrades were required to support continuous operation of the Plant.

Greenfield, a joint venture company established by TomCo and Valkor, assumed responsibility for the management and operations of our Asphalt Ridge Plant in July 2020. Greenfield has made certain upgrades to the Plant to improve its capacity and reliability. During the ensuing year, we anticipate that the Plant will be operated for the purpose of (a) extracting, processing and producing crude oil and other hydrocarbon products from oil sands ores supplied by our Asphalt Mine #1, from Greenfield and potentially from other sources and properties located in the Asphalt Ridge area, (b) evaluating and testing oil sands from varying sources that are impregnated with oils having different qualities and characteristics, and (c) demonstrating the capabilities of Petroteq's Clean Oil Recovery Technology to potential investors and prospective licensees.

Based on the recent acquisition of the Indago (SITLA) leases, we are currently in the process of discontinuing operations at our site located near the Asphalt Ridge Mine#1 and are relocating the plant and engaging in reclamation activities on the lands covered by the original TMC Asphalt ridge leases as required by the TMC Mineral Lease and by regulations administered by the Utah Department of Oil, Gas and Minerals ("UDOGM"). TMC Capital's decision to discontinue operations on the TMC Mineral Lease (now terminated) and its sublease under the Short-Term Mining Lease was made as part of our decision to shift the focus of its oil sands development opportunities to the Indago (SITLA) Leases located further north along Asphalt Ridge in an area called Asphalt Ridge Northwest.

Resources And Mining Operations

(a) Private Leases & Mineral Rights

Through its acquisition of TMC Capital in June 2015, Petroteq indirectly acquired certain mineral rights under the TMC Mineral Lease, which encompassed approximately 1,229.82 acres of land in the Temple Mountain area of Asphalt Ridge in Uintah County, Utah. On or about August 10, 2020, the TMC Mineral Lease in its original form was terminated and a new Short-Term Mining Lease, dated the same date, was entered into between Asphalt Ridge, Inc., as lessor, and Valkor, LLC, ("Valkor") as lessee. Valkor and TMC Capital thereafter entered into a Short-Term Mining and Mineral Sublease dated August 20, 2020, in which all of Valkor's rights and interests under the Short-Term Mining Lease were subleased to TMC Capital.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

In October 2021, pursuant to an agreement providing for an exchange of mineral leases among TMC Capital and POR, on the one hand, and Valkor Energy Holdings, LLC  on the other, TMC Capital assigned and transferred to Valkor Energy all of TMC Capital's remaining interests in the TMC Mineral Lease and in the Short-Term Mining Lease.  In a separate transaction, Valkor Energy granted to TMC Capital the right to participate, at up to a 50% working interest, in any future exploratory, mining or production operation involving oil sands or other minerals conducted by Valkor Energy on the lands included within the TMC Mineral Lease or the Short-Term Mining Lease.

(b) Utah State (SITLA) Oil Sands Leases

In June 2018, Petroteq, acting through POR, acquired the record lease title and all of the operating rights to produce oil from oil sands resources under two Utah State mineral leases entitled "Utah State Mineral Lease for Bituminous-Asphaltic Sands", each dated June 1, 2018, between the State of Utah's School and Institutional Trust Land Administration ("SITLA"), as lessor, and POR, as lessee, covering lands consisting of approximately 1,351.91 acres that largely adjoin the lands covered by the TMC Mineral Lease. In March 2019, a third SITLA Lease was acquired by Petroteq that added 39.97 acres to the mix in the Temple Mountain area of Asphalt Ridge.

In October 2021, TMC Capital, POR and Valkor Energy entered an Agreement Governing Reciprocal Assignment of Mineral Leases dated October 15, 2021 (the "Exchange Agreement") under which (1) POR (and Petroteq) assigned and transferred to Valkor Energy all of their respective interests in the TMC Mining Lease, the Short-Term Mining Lease and the three undeveloped Utah State (SITLA) leases acquired by Petroteq and POR in 2018-2019 (collectively, the "Temple Mountain Leases"), (2) Valkor Energy assigned and transferred to TMC Capital three Utah State (SITLA) leases located in the Asphalt Ridge Northwest area (collectively, the "Indago (SITLA) Leases"), and (3) TMC Capital assigned to Valkor Energy all of the operating rights under the Indago (SITLA) Leases at depths of 500 feet or more from the surface, with TMC Capital reserving the right, at its option, to participate at up to a 50% working interest, in any exploratory or production operation conducted by Valkor Energy at the depths authorized under the assignment.

The Lease Exchange was structured as a "like-kind exchange", with Petroteq paying "boot" of $500,000 to Valkor Energy. Each assignment of the Utah State (SITLA) leases executed and delivered under the terms of the Lease Exchange was made subject to the approval of SITLA in accordance with Utah regulations governing SITLA's management of mineral and oil sands leases encompassing lands owned by the State of Utah.

On July 11, 2022, SITLA approved the assignments of Utah State (SITLA) leases that were executed in October 2021 under the terms of the Lease Exchange, including (1) Petroteq and POR's assignment to Valkor Energy of the three leases covering lands located near Temple Mountain, and (2)  Valkor Energy's assignment to TMC Capital of the Indago (SITLA) Leases. As a result of SITLA's approval, TMC Capital now holds and controls the record title and all of the operating rights under the Indago (SITLA) Leases, subject to the assignment of "deep rights" in the leases to Valkor (with TMC Capital retaining a 50% participation right in any operation conducted by Valkor in oil sands deposits or reservoirs located more than 500 feet from the surface).

As a result of TMC Capital's acquisition of the Indago (SITLA) Leases, Petroteq has initiated a shift in the area of its planned oil sands development activities from the Temple Mountain area to the northern part of Asphalt Ridge, including the Asphalt Ridge Northwest area. This new focus, which the Company refers to as "Asphalt Ridge Phase 2" or the "Indago Project" is currently in the planning stages which, during the next 8-12 months, will consist of selection of mine sites within the Indago (SITLA) Leases, the completion of a design package for a 5,000 barrel/oil per day oil extraction and processing plant that will utilize the Petroteq Oil Recovery Technology, and the commencement of activities design to obtain the capital and funding required to construct a new 5,000 barrel/oil per day processing plant.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

(c) U.S. (BLM) Oil & Gas Leases and Conversion Rights

Onshore oil and gas leases covering lands owned or controlled by the U.S. are administered by the Bureau of Land Management ("BLM"), a department within the U.S. Department of the Interior, under the Mineral Leasing Act of 1920 ("MLA"). However, prior to November 16, 1981, the definition of "oil" under the MLA and in all then existing U.S. oil and gas leases excluded tar sands, oil sands, oil shale and other similar mineral and geologic deposits and structures impregnated with hydrocarbons consisting primarily of bitumen and heavy oil.  As a result, all U.S. onshore oil and gas leases issued by the BLM prior to November 16, 1981 did not (and do not) permit exploration and production of oil from oil sands and bituminous deposits and structures.

To remedy the problem associated with the definition of "oil" in U.S. onshore oil and gas leases - and to promote the development and production of crude oil from oil sands resources in the United States - Congress enacted the Combined Hydrocarbon Leasing Act of 1981 (the "CHL Act") to amend the MLA. Under the CHL Act, the definition of "oil" in the MLA was amended to include "all nongaseous hydrocarbon substances other than those leasable as coal, oil shale or gilsonite", which meant that all new U.S. oil and gas leases issued after the enactment of the CHL Act would authorize the exploration and production of crude oil from oil sands.  In addition, under the CHL Act, lessees under any U.S. oil and gas lease issued prior November 16, 1981, the effective date of the CHL Act, and located within "Special Tar Sands Area" or "STSA" designated by the Department of Interior became entitled to convert the lease to a new Combined Hydrocarbon Lease ("CHL") issued by the BLM.  Each new CHL would include one or more pre-1981 leases - with the total acreage of each CHL capped at 5,120 acres - with a term consisting of a primary term of 10 years and that would continue thereafter as long as oil or gas is being produced from the CHL in "paying quantities".

Following the enactment of the CHL Act, and to implement the mandate by Congress, the Department of Interior designated 11 geographic areas of the U.S. as "Special Tar Sands Areas" based on a determination that such areas contain substantial oil sands deposits. All 11 of the STSA's designated by the Department of Interior are located in the State of Utah. Two of the largest STSAs are P.R. Spring, located in eastern Utah (Uintah and Wayne Counties) and the Tar Sands Triangle, located in the far southeastern area of Utah.

Under the CHL Act, to obtain the conversion rights granted by federal law, lessees under pre-1981 U.S. oil and gas leases were required to submit to BLM, on or before November 16, 1983, a written application to convert their leases to CHLs (referred to as a "CHL Application") along with an operating plan for the development of oil sands resources existing within the leases converted to CHLs.  If a CHL Application was timely submitted to BLM and was "accepted" by BLM as being in compliance with the requirements under the CHL Act, the conversion rights granted by federal law became attached to each lease covered by the CHL Application and became vested statutory right.

I. The P.R. Spring Lease and TST-1 Leases (Block A Leases)

On January 18, 2019, TMC Capital acquired from Momentum Asset Partners I, LLC, a Nevada limited liability company ("MAP I"), a 50% undivided interest in the oil sands operating rights - along with the corresponding federal conversion rights granted when the CHL Applications covering the leases had been accepted by BLM - in five U.S. onshore oil and gas leases covering approximately 5,960 acres (2,980 net acres) located within the P.R. Spring STSA and the Tar Sands Triangle STSA (the "Block A Leases").  As the consideration for an undivided 50% of the federal conversion rights under pending CHL Applications and the associated oil sands operating rights, TMC Capital paid a total of $10,800,000, consisting $1,800,000 in cash and the issuance of 15,000,000 shares of Petroteq common stock at an issue price of $0.60 per share.

On July 22, 2019, the TMC Capital acquired the remaining 50% undivided interest in the oil sands operating rights - along with the corresponding federal conversion rights granted when the CHL Applications covering the leases had been accepted by BLM - in the Block A Leases located within the P.R. Springs STSA and the Tar Sands Triangle STSA. As the consideration for remaining 50% undivided interest in the federal conversion rights under pending CHL Applications and the associated oil sands operating rights in the Block A Leases, TMC Capital paid a total of $13,000,000, consisting of $1,000,000 (of which $900,000 has been paid) and the issuance of 30,000,000 shares of Petroteq common stock at an issue price of $0.40 per share.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

With respect to one of the Block A Leases, identified in BLM's records as having Serial Lease No. U-38071, BLM has decided to remove the lease from the CHL Application originally filed by Exxon Corporation and Enercor, Inc. in 1983 under the CHL Act and determined to be complete by BLM as of May 22, 1984. TMC Capital derives ownership of the federal conversion rights and the associated oil sands operating rights from the record title to the lease held by Exxon (which included all of the federal conversion rights under Exxon's CHL Application) and assigned to Enercor in 2009, with Exxon's registration of the assignment of record title to Enercor having been accepted by BLM in 2010.

BLM's decision to exclude the PR Spring lease from the 1983 Exxon CHL application appears to be based on a unilateral decision by a private company - which BLM has erroneously identified in its administrative records as the record title owner of the lease - to have the lease removed from the 1983 Exxon CHL application. Our records show that Exxon's assignment of "oil and gas" rights under the lease in 1990 and 1991 to other oil companies did not include an assignment Exxon's conversion rights under its 1983 CHL Application and expressly reserved from the assignment all of the oil sands operating rights held by Exxon by virtue of its 1983 CHL Application.  Then, in 2009, to discharge its obligations to Enercor, Inc. ("Enercor") under a 1983 agreement, Exxon assigned and transferred to Enercor all of its rights under various CHL Applications, along with all oil sands operating rights, in various leases, including Serial Lease No. 38071.  To implement Exxon's 2009 assignment to Enercor, Exxon executed an assignment of record title in Serial Lease No. U-38071 to Enercor that was accepted by BLM.  Enercor is the predecessor-in-title to TMC Capital in the chain of subsequent assignments and conveyances of federal conversion rights under the 1983 Exxon CHL Application and the associated oil sands operating rights existing in and under Serial Lease No. U-38071.

We have determined, from title reports and land records, that the BLM has made an administrative and legal error in excluding Serial Lease No. U-38071 from any new CHL issued pursuant to the 1983 Exxon CHL application. We anticipate that BLM's error will be corrected as we move our BLM leases through the BLM administrative registration process, a process that will ensure that BLM's actions are corrected if they are determined to have been erroneously made. However, if for any reason the Company is unsuccessful in obtaining a reversal of BLM's decision, we will at that time conduct a full impairment analysis to determine the extent to which the value of Serial Lease No. U-38071 has been permanently impaired by the BLM decision.

Block A Leases in Glen Canyon National Park

Approximately 35-40% of the Tar Sands Triangle STSA extends northeasterly into the Glen Canyon Recreational Area ("GCNRA"), a national park created by Congress on October 27, 1972 by enactment of Public Law 92-593, 86 Stat. 1311 (codified at U.S.C. § 460dd). We estimate that several of the Block A Leases in which TMC Capital has acquired federal conversion rights and associated oil sands operating rights are located within that part of the Tar Sands Triangle STSA that extends into the GCNRA. However, it must be presumed that, when the Department of the Interior designated the boundaries of the Tar Sands Triangle as a Special Tar Sands Area under the mandate of the CHL Act, it was aware that of the existence of the GCRA and its boundaries since the National Parks Service, charged with managing the GCNRA, is within the Department of Interior.

Moreover, the Public Law 92-593 provides that the designation of the GCNRA is "subject to valid existing rights" and requires the Secretary of the Interior to "permit . . . the removal of leasable minerals from lands or interests in lands within the recreation area in accordance with the Mineral Leasing Act of February 25, 1920 . . . if he finds that such disposition would not have significant adverse effects on the Glen Canyon project or on the administration of the national recreation area pursuant to this Act."

The Department of the Interior, acting through the National Park Service, is charged with managing the GCNRA under the NPA Organic Act, 54 U.S.C. § 100101 et seq).  The Company fully recognizes that, upon conversion of the Tar Sands Triangle leases within the Block A Leases to one or more CHLs under the CHL Act, any development of the leases located within the GCNPA would be required to comply with BLM's oil and gas regulations, including the CHL regulations, as well as the regulations administered by the NPS.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

II. Tar Sands Triangle (TST-2) Leases (Block B Leases)

On December 12, 2019, TMC Capital acquired from Momentum Asset Partners II, LLC, a Nevada limited liability company ("MAP II"), a 100% interest in the oil sands operating rights - along with the corresponding federal conversion rights granted when the CHL Applications covering the leases had been accepted by BLM -  in four "active" U.S. onshore oil and gas leases and six "closed" oil and gas leases covering, in the aggregate, approximately 8,480 gross acres located in the Tar Sands Triangle STSA in Garfield and Wayne Counties, Utah (the "Block B Leases").  As this transaction was originally structured, the total consideration to be paid by TMC Capital for the federal CHL conversion rights and associated oil sands operating rights in the Block B Leases was $3,000,000.

Between March 14, 2019 and May 31, 2022, the Company made cash deposits of $1,907,000 (acting through TMC Capital) for the interests in the Block B Leases, which was included in prepaid expenses and other current assets on the condensed consolidated statements, with a balance of $1,093,000 still outstanding but subject to adjustment.

In a letter agreement dated April 17, 2020 between TMC Capital and MAP II, entered into because of uncertainty as to whether all of the 10 of the Block B Leases for which the Company had initially paid deposits would be considered "active" by BLM and included in a new CHL pursuant to a CHL Application that had been timely submitted to BLM.  For that reason, under the letter agreement, the parties agreed to adjust the purchase price as follows: (a) should all 10 of the leases be determined to be "active" (or subject to reopening by BLM) and included in CHLs, TMC Capital will be obligated to balance the additional $1,093,000 as originally agreed for the interests in the Block B Leases; (b) if only a portion of the Block B Leases - ranging from 4 to 9 of the leases - are determined to be "active" (or subject to reopen) and are included one or more CHLs issued by BLM, the final purchase price of the leases will be between $1.5 million and $2.5 million (depending on the actual number of the leases included within a CHL); and (c) notwithstanding the above, if after a period of 7 years from April 17, 2020, at least six of the Block B Leases are not determined to be active and are not included one or more CHLs, TMC Capital will be entitled to a refund of $1.2 million or may instruct MAP II to acquire CHL conversion rights and oil sands operating rights under other leases in the same area for having a value of up to $1.2 million.

Under the terms of the April 17, 2020 letter agreement, the final purchase price will be determined for TMC Capital's acquisition of the CHL conversion rights and associated oil sands operating rights once it is determined whether and how many of the Block B Leases are included in a CHL issued by BLM.

A third-party economic evaluation report dated February 10, 2022 (the "Report") in relation to sands anticipated to be produced as by-products of petroleum products from oil sands at the Asphalt Ridge NW Leases in Uintah County, Utah. The Report was prepared by Broadlands Minerals Advisory Services Ltd. ("Broadlands"), a U.S. based, independent mineral advisory company, with input from Q4 Impact Group, LLC ("Q4 Impact"), under engagement to Broadlands, on markets and prices for the sand products.

The Report is premised on the completion by Petroteq of an extraction plant capable of producing 5,000 barrels of high-grade oil per day (bopd) on what is referred to in the Report as the "Indago Lease," which consists of approximately 3,458 acres of oil sands leases that the Company recently acquired from Valkor, LLC in exchange for the Company's Temple Mountain Leases. The assignment of the Indago Lease from Valkor to the Company (acting through its subsidiary TMC Capital, LLC) remains subject to final approval by the State of Utah's School and Institutional Trust Land Administration.

The Company believes that the sands are suitable for use as (a) silica flour, (b) fracking sand, and (c) bulk construction sands and aggregates (including road base). Accordingly, Broadlands economic analysis focused on the markets available for the sale of the three categories of by-product sands. Broadlands noted that an extraction plant producing 5,000 bopd is estimated by Petroteq to be capable of yielding 6,000 tons of sand per day or 1,860,000 tons per year (based on 310 operating days per year and operating 24 hours per day), and that silica flour is postulated to be 15 percent of the saleable product, fracking quality sand 55 percent, and bulk sand 30 percent. The economic forecast is based on 20 years of sales from such a 5,000 bopd operation, following two years for construction and start-up of the extraction plant and sands processing facility and related infrastructure.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

The cash flow analysis was run on a pre-income tax basis, at discount rates of 0.0, 7.5 and 15 percent; the results show potential economic benefit in the base case of a Net Present Value (NPV) of US$1,285, US$602, and US$341 million, respectively. The base case cash flow used a selling price of US$40 per ton for the unprocessed dry, clean by-product sand. Q4 Impact provided market sale price analysis to arrive at a reasonable selling price for the cash flow forecast. Broadlands notes the economic model and base case numbers may not be realized due to market factors.

Broadlands based their economic analysis on information orally conveyed to them and no testing of sands from the Indago Lease has been performed by Broadland or by the Company. Broadlands confirmed that they performed their analysis in general accordance with acceptable mineral industry standards, and that technical issues discussed in the Report are in accordance with the standards of Subpart 1300 of Regulation S-K ("SEC S-K 1300") promulgated by the United States Securities and Exchange Commission (the "SEC"). In particular, Broadlands confirmed that they consider the sands at the Indago Lease to be Material of Economic Interest, as defined in SEC S-K 1300, and that Broadlands is required to expressly note that, as such, there is no assurance that the sands at the Indago Lease will be converted to saleable material.

Broadlands also indicated that they have relied on reports prepared for Petroteq by other parties, discussions with Petroteq and Valkor, LLC, reviews of publicly available information, and information gathered during a visit to the oil sands around Venal, Utah on December 21, 2021, which, due to illness of the party that Broadlands was to meet, was perfunctory and limited in scope. Broadlands also visited Petroteq's existing plant and examined stockpiles of raw material.

Independently, the Company has recently completed the evaluation of the clean sand tailings that are a byproduct of the oil extraction process. It was determined that 60-70% of the sand falls within a 40-140 mesh size range and has a crush strength exceeding 8,000 psi, giving the sand an 8K crush factor and confirming that the sand is suitable for use as a fracking sand. The 20% of tailings grading larger than 40 mesh can be used as an aggregate for concrete. The Company is now working to develop sales channels for the fracking sand and aggregate components of the tailings with a view towards maximizing the value of the clean sand tailings.

The Company commissioned a reserve and economic evaluation report (the "Report") which defines bitumen reserves on the bitumen properties covered by three Utah state mineral leases located in the Asphalt Ridge Northwest area of Uintah County, Utah (the "Asphalt Ridge NW Leases").

The Report was prepared by Chapman Petroleum Engineering Ltd. ("Chapman") of Calgary, Alberta, Canada, an independent qualified reserves evaluator, with an effective date of November 30, 2021. Chapman Petroleum Engineering has been working with Petroteq for a number of years on engineering and resource matters, and is very familiar with the Company's operations. Portions of the Report (the "Canadian Evaluation") were prepared in accordance with definitions, standards, and procedures contained in the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") and National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Portions of the Report (the "US Evaluation") were also prepared in accordance with Rule 4-10(a) of Regulation S-X, as adopted by the SEC. Both the Canadian Evaluation and US Evaluation were calculated in United States dollars.

Based on the Report, the reserve profile of the Asphalt Ridge NW Leases as at November 30, 2021 is summarized below:

• Canadian Evaluation:

o 26 million stock tank barrels ("MMSTB") of Proved Undeveloped bitumen reserves

o 82 MMSTB of Proved Plus Probable Undeveloped bitumen reserves

o US$265 million before-tax net present value ("NPV") of future net revenue for Proved Undeveloped bitumen reserves, discounted at 10%

o US$1,017 million before-tax NPV of future net revenue for Proved Plus Probable Undeveloped bitumen reserves, discounted at 10%

• US Evaluation:

o Proved Undeveloped valuation US$213 million at 10% discount (BIT)

o Proved Plus Probable valuation US$790 million at 10% discount (BIT)

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

The bitumen reserves for the Asphalt Ridge NW Leases were evaluated using Chapman forecast pricing as at December 1, 2021. The NPV is prior to provision for interest, debt service charges, and general and administrative expenses. It should not be assumed that the NPV of future net revenue estimated by Chapman in the Report represents the fair market value of the reserves.

The difference between the Canadian Evaluation and the US Evaluation is the oil price used, which under the Canadian Standards price forecasts are the norm compared to the SEC Standards where a specified procedure is used to determine the appropriate constant price for the project life. Accordingly, the Canadian evaluation uses escalated operating and capital costs and the US evaluation does not. All other technical factors in the report are identical for the Canadian and US evaluations.

The Company filed a statement of reserves data and other oil and gas information (the "Statement") on www.sedar.com on December 14, 2021 as required by NI 51-101. The effective date of the Statement is August 31, 2021. As of August 31, 2021, there were no oil or natural gas reserves attributed to the Company's properties. As such no reserve report was prepared for the year ended August 31, 2021, and no bitumen reserves were disclosed in the Company's most recent annual report on Form 10-K. The Statement included an updated evaluation of, among other things, estimates of the Company's contingent resources, effective August 31, 2021, for its working interest in all of its properties located in Utah, USA, including (A) the Asphalt Ridge area and (B) the PR Springs area. The Statement did not include an evaluation of the reserves or resources of the Asphalt Ridge NW Leases. If the Company had completed the acquisition of the Asphalt Ridge NW Leases on or prior to the effective date of the Statement (which acquisition is still pending completion, as described above), the Company's reasonable expectation of how such acquisition would have effected such Statement is that the estimates related to resources for its Asphalt Ridge area and PR Springs properties would have remained unchanged and the estimates related to reserves for the Asphalt Ridge NW Leases would have been included.

Grant of Technology License to Enercor

In May 2018, Petroteq entered into discussions with Enercor, Inc. a Delaware corporation controlled by a businessman residing in Los Angeles, California, with the objective of acquiring CHL conversion rights and associated oil sands operating rights under 23 U.S. oil and gas leases located in the P.R. Spring STSA in eastern Utah that were included in the 1983 Exxon CHL Application and were later assigned by Exxon to Enercor (collectively, the "Exxon/Enercor Leases").  During the Company's discussions with Enercor, which extended over several months, Enercor insisted that, before it would assign and sell Enercor's CHL conversion rights and oil sands operating rights to Petroteq or its subsidiary, Petroteq would need to grant to Enercor a non-exclusive right to use the Petroteq Oil Recovery Technology in its development of Exxon/Enercor Leases that Enercor planned to retain.

Initially, Petroteq disregarded Enercor's requests for a non-exclusive technology license, choosing to focus on the potential oil sands development opportunities presented by ownership or control of the CHL conversion rights and associated oil sands rights under the Exxon/Enercor Leases (the land of which encompassed a large part of the prospective areas of the P.R. Springs STSA). Later, however, after Petroteq has discontinued further discussions with Enercor concerning the Exxon/Enercor Leases, it became apparent that granting non-exclusive technology license to Enercor in the P.R. Spring STSA could create a potentially long-term strategic opportunity for Petroteq without incurring any economic or other risk associated with acquiring and conducting exploratory and production operations and without having to incur the substantial capital costs required to construct and operate an oil sands processing plant. Instead, granting a technology user license to Enercor would potentially allow Petroteq to collect a cost-free royalty from any use, by Enercor or any successor, of Petroteq's technology to produce oil from oil sands deposits located within any CHLs in which the Exxon/Enercor Leases were converted.

On that basis, and consistent with Petroteq's objective expanding its commercial licensing line of business, in November 2018 Petroteq granted to Enercor a limited, non-exclusive license and right to use Petroteq's proprietary technology in the design, construction and operation of an oil sands processing plant, located within the P.R. Spring STSA and having a capacity of 5,000 barrels/oil per day, and operated for the purpose of treating, processing and upgrading oil sands ores and sandstones into crude oil, synthetic oil and other hydrocarbon substances. Under the terms of the Petroteq license, Petroteq has the right, at its option, to be the "operator" of any plant constructed and operated under the license and will receive a royalty equal to 15% of the gross revenue received by the licensee from the sale, exchange or other disposition of crude oil, synthetic oil, bitumen and other hydrocarbon products and substances process or produced at the licensed plant.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

Suspension of trading on the TSX Venture Exchange ("TSXV")

On August 6, 2021, the Ontario Securities Commission issued a cease trade order (the "CTO") against the Company, as a result of its failure to file its quarterly report on Form 10-Q (and related certifications) for the period ended May 31, 2021 (the "2021 Q3 Filings") on or before July 30, 2021, as required under Canadian National Instrument 51-102 - Continuous Disclosure Obligations.

The Company filed the 2021 Q3 Filings on SEDAR and with the Canadian Securities Administration on SEDAR, and with the SEC on EDGAR on August 19, 2021. As a result, the Ontario securities Commission revoked the CTO effective August 24,2021. In addition, on August 19, 2021, the Company's amended financial statements and management's discussion and analysis for the eight quarters from May 31, 2019 to February 28, 2021 were filed on SEDAR and with the SEC, as set forth in the Company's amended annual reports on Form 10-K/A for the financial years ended August 31, 2019 and August 31, 2020, and in the Company's amended quarterly reports on Form 10-Q/A for the periods ended May 31, 2019, November 30, 2019, February 29, 2020, May 31, 2020, November 30, 2020 and February 28, 2021. The Company's amended financial statements and management discussion and analysis for the period ended February 28, 2019 were filed on SEDAR on August 23, 2021, and with the SEC on August 25, 2021, as exhibits to the Company's current report on Form 8-K.

As a result of the issuance of the CTO on August 6, 2021, the TSX Venture Exchange (the "TSXV") suspended trading of the Company's Common Shares. As part of the TSXV's review of the Company's reinstatement application, the TSXV reviewed the Company's financial statements for the three and nine months ended May 31, 2021 and raised concerns that certain transactions may not have been submitted to the TSXV for approval, as required under the TSXV's policies. As a result of an internal investigation the Company identified several transactions (the "Transactions") which although disclosed in the Company's public filings on SEDAR and EDGAR, had not been submitted for approval by the TSXV.

Based on the Company's initial review of the Transactions, it is estimated that a total of 54,370,814 Common Shares were issued as a result of the Transactions. While some of the issued Common Shares, namely, 4,336,972, are estimated to have been issued at prices above what the TSXV would have otherwise approved, 50,033,842 are estimated to have been issued at share prices below what the TSXV generally approves for convertible securities. While the Company is now making the necessary submissions with the TSXV for the Transactions, they may not all be accepted for approval by the TSXV and as a condition of reinstatement to trading on the TSXV the Company may need to take remedial action to bring the Transactions into compliance.

The net proceeds of the Transactions that resulted in new funds to the Company were used for expansion of the Company's oil sands processing plant in Utah and for working capital.

On May 24, 2022, the  TSXV accepted the Company's application for the resumption of trading in the Company's common shares (the "Common Shares"). As part of the trading reinstatement review conducted by the Compliance and Disclosure department of the TSXV, it was a requirement that Petroteq be made whole in respect of the value of Petroteq shares that were issued below minimum acceptable discount to market price. This has now been satisfied by an irrevocable cash payment to Petroteq from its former CEO Alex Blyumkin. Mr. Blyumkin paid a total of $2,822,000 to Petroteq for no consideration and to the benefit of Petroteq shareholders. Additionally, it was agreed that Petroteq would establish a Regulatory Oversight and Advisory Committee ("the ROC") in order to mitigate the risk of non-compliance with TSXV policies and filing requirements as per the TSXV Corporate Finance Manual. The mandate of the ROC is to ensure that all activities of Petroteq requiring filing and/or the approval of the TSXV are appropriately prepared, reviewed by the ROC and filed with the TSXV. The ROC will be populated by a minimum of three and a maximum of five members with a majority of members being independent of management. ROC meetings will be held, at minimum once per month. The ROC will issue a news release certifying that it is comfortable that Petroteq has made all required exchange filings and that based on the ROC's review of the filings, that they are in compliance with TSXV policies. In order to discharge its mandate, the ROC will cause the following controls to be put in place and maintained at Petroteq:

• Monthly review of treasury reports and transfer agent reports

• Monthly review of corporate bank statements to ensure any corporate finance transactions have been captured and evaluated against the TSXV Corporate Finance Manual

• ROC to have official observer status at all board and board sub-committee meetings

• ROC will be authorized to request, receive, and inspect all documents or records that it feels are required to discharge its mandate

• All recommendations from ROC to the board of Petroteq that are not accepted will result in the ROC notifying the compliance and disclosure department of TSXV of the same and issuing a news release advising the market of the nature of the recommendation and the rationale of the board for not accepting the ROC's recommendation.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

• All changes to the composition of the ROC committee members will be filed with the Compliance and Disclosure department of TSXV and disseminated via new release. The ROC will be operated by Nicholas Thadaney and Ungad Chadda who are both seasoned financial and capital markets executives with expansive experience and knowledge that will assist Petroteq and its board and management in complying with their obligations to the exchange. Among other accomplishments and credentials, Mr. Thadaney and Mr. Chadda are both former executives of TMX Group which is the parent company of TSX Venture Exchange. Specifically, in Mr. Chadda's case he held a multitude of roles within the TSX Venture Exchange (including Chief Operating Officer) and its predecessor entities dating back to 1997. Mr. Chadda left the Exchange in June of 2019 after a 21-year career with TMX. Mr. Thadaney has held the positions of CEO of Global Equity Capital Markets at TMX Group as well as CEO of ITG Canada Corp. Mr. Thadaney also has considerable regulatory board experience having served as a director on the board of IIROC among others. Mr. Thadaney and Mr. Chadda will also assist Petroteq in its efforts to appoint a new CEO that is acceptable to TSXV as well as the board and shareholders of Petroteq. Petroteq has undertaken to recruit and hire a CEO within the next 60 days and will update the market on the progress of the search mandate regularly.

On July 18, 2022, the Company and the ROC reported that all transactions put forth before the ROC during the month of June have been reviewed by its members and all necessary filings with the TSXV have been made and in ROC's view the filings made are in compliance with TSXV policies. The ROC has confirmed via internal control procedures including due inquiry, that all matters that should have been presented to ROC have been.

Unsolicited takeover bid by Viston United Swiss AG

On October 27, 2021, 2869889 Ontario Inc. (the "Offeror"), an indirect, wholly owned subsidiary of Viston United Swiss AG commenced a conditional, unsolicited takeover bid (the "Viston Offer") to acquire all of the issued and outstanding Common Shares of the Company. Viston filed a Tender Offer Statement with the SEC relating to the Offer on Schedule TO under section 14(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on October 25, 2021, and an amendment to the Tender Offer Statement on October 27, 2021. As set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 under section 14(d)(4) of the Exchange Act filed with the SEC on November 9, 2021, shareholders were advised that the Board of Directors was then not yet in a position to make a recommendation to shareholders to accept or reject the Offer, and that the Company had retained Haywood Securities Inc. as financial advisor to the Company and the Board of Directors.

As set forth in the amendment to the Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the SEC on January 4, 2022, on December 29, 2021, after thorough consideration of all aspects of the Viston Offer, the advice provided by Haywood and consulting with its other advisors, the Board unanimously determined to recommend that Shareholders accept the Viston Offer and tender their Common Shares, for reasons that include the following:

Results of Strategic Review

Based on the results of the strategic review presented by Haywood, the Board believes that the immediate cash value offered to Shareholders under the Viston Offer is more favorable to Shareholders than the potential value that might otherwise result from other alternatives reasonably available to Petroteq, including remaining as a stand-alone entity and pursuing Petroteq's existing strategy, in each case taking into consideration the potential rewards, risks, timelines and uncertainties associated with those other alternatives.

Premium Over Market Price

The consideration of C$0.74 in cash per Common Share (the "Cash Consideration") under the Viston Offer represents a premium of approximately 279% over the closing price of the Common Shares on the TSXV on August 6, 2021, being the last trading day that the Common Shares were traded on the TSXV.

Unlikelihood of Superior Proposal

The Board, with the assistance of Haywood, has taken active steps to assess and solicit strategic alternatives and has attempted to secure a proposal that would be superior to the Viston Offer. However, no superior alternative to the Viston Offer has emerged and Petroteq does not expect a superior alternative to emerge in the near term.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

Common Shares Remained Relatively Illiquid

Trading in the Common Shares on the TSXV remained suspended at the time, and there was then no certainty as to when the TSXV would resume trading in the Common Shares.

Certainty of Outcome

The Viston Offer provides 100% cash consideration for the Common Shares and offers Shareholders certainty of value and immediate liquidity.

Possible Decline in Market Price

If the Viston Offer is not successful and another alternative offer with superior financial terms does not emerge, the market price of the Common Shares in the public markets may decline significantly.

Reduces Inherent Business Risk

Based on the strategic review conducted with Haywood, the Viston Offer appears to provide Shareholders with the value inherent in Petroteq's portfolio of projects, assuming they are fully realized, without the long-term risks associated with the development and execution of those projects. Given the relatively early stage of Petroteq's projects, it will be several years before the projects in Petroteq's portfolio reach commercial production, if at all.

Significant Growth Funding Required

Petroteq's projects have significant funding requirements to prove and scale its technology. Petroteq currently has limited cash to fund its necessary capital projects and near-term debt maturities, which will be a further drain on cash. Equity financing sufficient to repay debt and fund the progress of Petroteq's business plan, if available, may be significantly dilutive to Shareholders.

Ability to Respond to Superior Proposals

The Board has reserved the ability to seek out or respond to proposals that may deliver greater value to Shareholders than the Viston Offer. There is nothing to prevent a third party from proposing or making a superior proposal or preclude Petroteq from changing its recommendation.

Recent Tender Offer developments

On February 9, 2022, Viston announced completion of two key regulatory milestones - namely:

• The Hart-Scott-Rodino Act (the "HSR Act") waiting period expired on February 4, 2022. The HSR Act is a key U.S. antitrust act that enables the Federal Trade Commission and the Department of Justice to review proposed merger transactions by requiring the parties to observe a waiting period before closing their transaction.

• The initial review period under the Investment Canada Act also lapsed on February 3, 2022, with no national security related notice being issued, thereby allowing the Viston Offer to proceed under the Canadian foreign investment rules.

On February 10, 2022, the Company received from Canadian legal counsel to Viston, a copy of an advice (the "Bank Advice") issued by Royal Bank of Scotland on February 7, 2022 confirming that UNIExpress Investment Holdings PLC ("UNIExpress"), as the sending bank acting on behalf of its client Viston, is holding cash funds in the amount of €420,000,000 in favor of the receiving bank's client, Kingsdale Advisors. Kingsdale Advisors has been retained by Viston as the Information Agent and Depository in connection with the tender offer to purchase all of the issued and outstanding common stock of Petroteq. The Bank Advice included confirmation by UNIExpress that the funds were irrevocably blocked and are reserved in favor of Kingsdale Advisors for a period of 45 days.

Viston, as borrower, Mr. Zbigniew Roch (the "Guarantor"), as guarantor, and UNIExpress, as lender, are parties to a long-term debt financing agreement dated October 22, 2021 (the "Financing Agreement"), as amended pursuant to an amended and restated amending agreement dated as of June 16, 2022, and as further amended pursuant to a second amending agreement dated June 29, 2022 (the "Second Financing Agreement Amendment").  Viston has confirmed that the amount now available to Viston under the term loan contemplated by the financing agreement, as so amended, is €465,000,000.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

The Company announced on February 28, 2022 that it was willing to assist Viston with the Offeror's filings with the Committee on Foreign Investment in the United States ("CFIUS"). On April 6, 2022, the Offeror and Petroteq submitted to CFIUS, via CFIUS's pre-filing process, materials to be included in a voluntary notice (the "CFIUS Notice") to be filed by the Offeror and the Company in connection with the transactions contemplated by the Viston Offer. The purpose of the CFIUS Notice was to obtain a clearance by CFIUS in respect of the Offeror's acquisition of the Company's Common Shares pursuant to the Viston Offer and the subsequent second-step acquisition, if any, by the Offeror of any Common Shares not acquired by it in the Viston Offer (the "Transactions"), as reflected in: (i) a written notice from CFIUS that the Transactions do not constitute a "covered transaction" under relevant government regulations, (ii) a written notice from CFIUS that it has completed its assessment, review, or investigation of the Transactions and has concluded all action under Section 721 of the U.S. Defense Production Act of 1950, as amended (the "DPA"), or (iii) an announcement by the President of the United States, made within the period required by the DPA, of a decision not to take any action to suspend or prohibit the Transactions (each of (i), (ii), or (iii) being a "CFIUS Clearance").

On July 5, 2022, Petroteq, Viston and the Offeror entered into a letter agreement (the "Letter Agreement") in connection with the pending Viston Offer. In the Letter Agreement, Petroteq agreed that, as long as the Viston Offer remains outstanding (as the same may be further amended, varied or otherwise modified) and provided the Petroteq board's recommendation remains unchanged:

• it will not issue any securities under the 2022 Equity Incentive Plan, if approved by Petroteq shareholders at the AGM Meeting, without the prior written consent of the Offeror;

• it will not implement the Consolidation of up to ten common shares into one common share, if approved by Petroteq shareholders at the AGM Meeting, without the prior written consent of the Offeror;

• it will consult with and involve the Offeror in the recruiting and hiring of a new Chief Executive Officer of Petroteq to the Offeror's reasonable satisfaction (including considering in good faith any candidates put forward by the Offeror in the recruitment process) and will, prior to hiring a new CEO, if any, obtain the Offeror's prior written consent to ensure that the selected CEO, if any, is satisfactory to Offeror;

• it will not enter into any new employment or similar arrangement with any employee, including the new CEO, if any, containing any change of control or severance provisions, without the Offeror's prior written consent and any employment or similar arrangement with a new CEO, if entered into prior to completion of the Viston Offer, 1. will be on terms and conditions (including remuneration) consistent with industry standards for CEO's at a publicly listed company in the industry in which Petroteq operates and having regard to the cash resources of Petroteq, 2. shall not contain any bonus, change of control, "golden parachute" or other severance provisions in connection with a termination for any reason whatsoever or resignation following completion of the Offer, unless such terms are consented to in writing by the Offeror, and 3. shall contain an undertaking that the new CEO, if any, will resign if requested by the Offeror in the event the Viston Offer is completed;

• if Petroteq requires additional financing, it will contact the Offeror and Viston first and give them the opportunity to provide any such financing; and

• it will arrange, within 10 days after the Letter Agreement is entered into, for each of its directors to execute an undertaking in favour of Petroteq in a form satisfactory to the Offeror (acting reasonably), which undertaking shall become effective upon the Offeror first taking up and paying all required consideration and amounts for the Petroteq common shares that have been tendered to the  Viston Offer, pursuant to which:

1. such directors will approve an increase in the size of the Petroteq board forthwith upon being requested to do so in writing by the Offeror,

2. such directors will resign as directors and officers of Petroteq forthwith upon being requested to do so in writing by the Offeror and will, upon receiving payment of all outstanding fees and other amounts owed to them by Petroteq and upon receiving appropriate releases from Petroteq consistent its obligations to officers and directors, provide customary releases to Petroteq with such resignations, and

Page | 17

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

3. the remaining directors will appoint each of the nominees selected by Offeror to fill the vacancies created by the increase in the size of the Petroteq board, if applicable, and such resignations (subject in all cases to such nominees being qualified to act as directors under the requirements of applicable corporate law, securities laws, and the policies of the TSX Venture Exchange), provided that the Offeror will only have a right to require that number of Petroteq directors to resign (and to cause the appointment of nominees selected by the Offeror) that is:

(1) proportionate to the Offeror's share ownership in the Company following the Offeror taking up and paying for the common shares of Petroteq tendered to the Viston Offer, relative to the size of the Petroteq Board (including to the extent increased) at such time, and

(2) in conformity with applicable corporate laws and in accordance with the Company's governing documents. The Letter Agreement became effective on the date thereof and will continue in effect until the earlier of (1) any withdrawal of the Viston Offer by the Offeror, in which case the Letter Agreement will terminate upon the Offeror making a public announcement of its withdrawal, and (2) any change in the recommendation of the Petroteq board, announced in the Supplement to the Original Directors' Circular dated December 29, 2021, that Petroteq shareholders accept the Offer, in which case the Letter Agreement will terminate upon the Petroteq board making a public announcement of its change in recommendation. Nothing in the Letter Agreement constitutes a waiver by the Offeror or Viston of any conditions of the Offer.

The Viston Offer was originally open for acceptance until 5:00 p.m. (Toronto time) on February 7, 2022.  It was extended by successive notices of variation and extension filed by the Offeror with the SEC (by way of amendments to its Schedule TO) and relevant Canadian Securities Administrators, to February 28, 2022, April 14, 2022 and June 17, 2022, to allow additional time for the Offeror to obtain the CFIUS Clearance.

The Offeror filed with the SEC (by way of further amendment to its Schedule TO) and relevant Canadian Securities Administrators a notice of variation and extension dated June 17, 2022 (the "Fourth Notice of Extension") which extended the time for acceptance of the Viston Offer to 5:00 pm (Toronto time) on July 22, 2022, and announced that it was mailing the Fourth Notice of Extension to the Company's registered shareholders.  The Offeror disclosed that it was doing so in part to:

1. allow additional time for the Offeror to obtain the CFIUS Clearance;

2. allow the Offeror time to  assess the implications of the SEC Order (as defined below); and

3. add the following new conditions (the "SEC Order Conditions") under Section 4 of the Viston Offer:

"(o) the Offeror shall have been provided with, or been given access to, in a timely manner, all non-public information and data underlying and relating to the Order Instituting Cease-and-Desist Proceedings Pursuant to Section 8A of the Securities Act of 1933 and Section 21C of the Securities Exchange Act of 1934, Making Findings and Imposing a Cease-and-Desist Order and Notice of Hearing issued by the SEC on June 13, 2022 (the "SEC Order") and any interactions with any other securities regulatory authority (such as the Ontario Securities Commission) or stock exchange (such as the TSX-V), including without limitation unrestricted access to Petroteq's legal counsel involved in these matters, to Petroteq's Regulatory Oversight and Advisory Committee (the 'ROC') and to the SEC and such other securities regulatory authorities and stock exchanges, and the Offeror shall be reasonably satisfied upon completion of its review of such information and data, that such information and data does not reveal a change, event, occurrence or state of facts that is or would reasonably be expected to (i) expose Petroteq, its subsidiaries or any of their respective current or former directors, officers, employees, consultants, agents or other representatives (in each case, acting in such capacity) to material liability for violations of any securities Laws applicable to Petroteq, its subsidiaries or any of their respective current or former directors, officers, employees, consultants, agents or other representatives (in each case, acting in such capacity), (ii) impose a material burden on Petroteq's ability to engage in its business as currently conducted or to raise future capital, or (iii) impair, in any material manner, the ability of Viston and the Offeror to implement and execute their plans for Petroteq's business following the acquisition of Common Shares pursuant to the [Viston] Offer; and

(p) other than as disclosed in the SEC Order, none of Petroteq, its subsidiaries or any of their respective current or former directors, officers, employees, consultants, agents or other representatives (in each case, acting in such capacity) shall have violated, or be the subject of any allegation or investigation with respect to the violation of any securities Laws applicable to Petroteq, its subsidiaries or any of their respective current or directors, officers, employees, consultants, agents or other representatives (in each case, acting in such capacity)."

Page | 18

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

On July 22, 2022, the Offeror filed with the SEC (by way of further amendment to its Schedule TO) and relevant Canadian Securities Administrators a notice of extension dated July 22, 2022 (the "Fifth Notice of Extension") extending the time for acceptance of the Viston Offer to 5:00 pm (Toronto time) on September 9, 2022 (the "Expiry Time"), and announced that it was mailing the Fifth Notice of Extension to the Company's registered shareholders.  The Offeror disclosed that it was doing so in order to: (a) allow additional time for the Offeror to obtain the CFIUS Clearance; and (b) allow the Offeror time to  assess the implications of the SEC Order (as defined below) and review information and documents from the Company relating thereto, in connection with the Offeror's conditions to the Viston Offer.

In the Fifth Notice of Extension, the Offeror confirmed that if any of the conditions to the Viston Offer have not been satisfied by the Expiry Time (including in particular, if the CFIUS Clearance has not been obtained by the Expiry Time or if the SEC Order Conditions have not been satisfied by the Expiry Time, the Offeror may extend the Viston Offer through one or more extensions until the date on which the conditions to the Offer have been satisfied or the Offeror may withdraw the Viston Offer.

Pursuant to the terms of the Second Financing Agreement Amendment, UNIExpress and Viston had agreed to amend the Financing Agreement to remove the obligation of the Guarantor to personally guarantee the obligations of Viston under the Financing Agreement, and in replacement thereof, the Guarantor and UNIExpress had agreed to put in place a surety insurance bond (the "Insurance Bond") in form and substance acceptable to UNIExpress.  In the Fifth Notice of Extension and related press release the Offeror and Viston clarified that: (a) based on inquiries, including from the Company's counsel on July 19, 2022, it has come to the attention of Viston that the effective date of the Second Financing Agreement Amendment and the Insurance Bond require clarification; (b) the Second Financing Agreement Amendment expressly states that it becomes effective on the date on which UNIExpress has received and is satisfied that the Insurance Bond has become fully effective and binding, UNIExpress has received an executed copy of the insurance certificate in the form appended to the Second Financing Agreement Amendment, and UNIExpress has received confirmation of the initial premium payment having been made; (c) Viston expects this to occur when the proceeds to be advanced under the term loan under the Financing Agreement are first drawn down by Viston, with the initial premium for the Insurance Bond to be paid at that time; (d) an executed copy of the insurance certificate has not been issued by the insurer and is not expected to be issued until Viston is ready to draw down under the term loan under the Financing Agreement, at which time the Guarantor will be relieved of his obligations to personally guarantee the obligations of Viston under the Financing Agreement. An amended and restated copy of the Second Financing Agreement Amendment clarifying these matters has filed as an Exhibit to Amendment No. 13 to the Offeror's Schedule TO, as filed with the SEC on July 22, 2022.

Settlement with Securities and Exchange Commission

The Company and its former officer and director, Alex Blyumkin, have each reached settlements with the SEC to fully resolve an investigation into certain violations by the Company and Mr. Blyumkin, and, under the terms of the settlement, the Company and Mr. Blyumkin neither admit nor deny the SEC's findings outlined in the SEC order dated June 13, 2022 (the "SEC Order") instituting cease-and-desist proceedings pursuant to Section 8A of the U.S. Securities Act and Section 21C of the Exchange Act.

Pursuant to the terms of the settlement, the Company has undertaken to: (a) within 90 days, remediate and correct (i) any material weaknesses in its disclosure controls and procedures and its internal control over financial reporting, including those identified in its Form 10-K filed with the SEC for the Company's fiscal year 2021 and those identified in writing by its independent auditor, and (ii) any material misstatements and omissions in the Company's prior Forms 10-K and 10-Q filings with the SEC, including those outlined in the SEC Order; and (b) retain an independent consultant ("Independent Consultant") to conduct a comprehensive review of the items identified in (a) above. In addition, within 120 days, the Independent Consultant shall deliver a written report to the Company and the SEC. The Company has also been ordered to pay a civil penalty of US$1,000,000 to the SEC in four equal instalments over a 12-month period.

Pursuant to the terms of the settlement, Mr. Blyumkin has been ordered to pay a civil penalty of US$450,000 to the SEC in four equal instalments over a 12-month period.

A full copy of the SEC Order can be viewed on the SEC's website, at https://www.sec.gov/litigation/admin/2022/34-95089.pdf.

Page | 19

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

Results of Operations

Financial Highlights

The following selected financial information (expressed in U.S. dollars), for the quarters as shown in the table, was prepared in accordance with IFRS:

Three months ended	May 31, 2022 (000)	February 28, 2022 (000)	November 30, 2021 (000)	August 31, 2021 (000)
Total revenues	$0	$0	$Nil	Nil
Loss from operations	$8,927	$3,408	$2,545	$3,091
Basic and diluted loss per Share (Cents per share)	$0.01	$0.01	$0.00	$0.01
Basic and diluted weighted average number of shares outstanding	746,957	670,411	595,287	451,676

The net loss for the three months ended May 31, 2022, includes (i) approximately US$2.2 million is contracts entered into to relocate the plant from its current location to a new mining site closer to the oil sands which are being exchanged with Valkor Energy, and some contracts entered into to remediate the existing site; (ii) the Company also entered into consulting agreements for US$0.8 million to conduct research and development into new oil extraction technologies; (iii) professional fees of approximately US$1.7 million in dealing with the TSXV suspension of trading matter and the successful resolution thereof; and (iv) approximately US$0.6 million on investor relations and marketing expenditure as PQE continued to seek additional investors for its future prospects, in addition to keeping the markets informed of the Viston Offer, the exchange suspension and other corporate matters.

The net loss for the three months ended February 2022, includes a significant increase in legal expenses of US$707,687 related to administrative proceedings that the Company is addressing with regulators and legal costs associated with the unsolicited Viston Offer as discussed above.  In addition, consulting expenses related to the unsolicited Viston Offer also increased as the Company explored its options.

The net loss for the three months ended November 30, 2021 included professional fees of US$646K, including a one-off relocation fee of US$120K, an audit-related fee of US$124K, and a research and development expense of US$175K related to extraction of hydrocarbon products from shingles.

The net loss for the three months ended August 31, 2021 included an increase in travel and promotional expenses of US$544K due to increased promotional activity on the Company's technology, finance costs of US$1,954K, which included the amortization of debt discount of US$1,641K, primarily due to the accelerated amortization of debt discount on debt conversions during the quarter, and the loss on conversion of convertible debt of US$637K due the conversion of several convertible notes at a significant discount to market prices during the quarter.  The following table is expressed in U.S. dollars.

Three months ended	May 31, 2021 (000)	February 28, 2021 (000)	November 30, 2020 (000)	August 31, 2020 (000)
Total revenues	$0	$0	$2,000	Nil
Loss from operations	$4,938	$1,034	$411	$4,870
Basic and diluted loss per Share (Cents per share)	$0.01	$0.00	$0.00	$0.01
Basic and diluted weighted average number of shares outstanding	438,067	401,858	302,133	234,604

The net loss for the three months ended May 31, 2021 included a derivative liability movement of US$2,041K due the issue of several convertible securities with variable conversion prices, which resulted in a charge on market to market at period end. Financing costs were US$1,369K, which included interest on convertible notes of US$875K, including a penalty interest charge on a convertible note which was in default, and the amortization of debt discount on new convertible notes issued during the current period.

Page | 20

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

The net loss for the three months ended February 28, 2021 included general  and administrative expenses of US$706K, in line with normal operational expectations, finance costs of US$744K, including the amortization of debt discount of US$438K due to new debt issuances during the period, a loss on settlement of convertible debt of US$233K as several convertible debt holders elected to convert their debt to equity, offset by a derivative liability credit of US$592K which is directly correlated to the movements in our share price over the period.

The net loss for the three months ended November 2020 includes revenue of US$2,000K as a result of the sale of a technology license to Valkor Energy during the current period, offset by general and administrative expenses of US$1,045K, which were in line with our expectations, financing costs of US$621K including the amortization of debt discount of US$334K and other expenses of US$544K, which included the loss on the settlement of liabilities and the conversion of convertible debt during the current period.

The net loss for the three months ended August 31, 2020 included the amortization of advance royalty payment of US$663K due to the termination of the Asphalt ridge lease agreement,  general and administrative expenses of US$1,362K, including an increase in professional fees of US$795K incurred on assessing the future production processes of the Company, interest expense of US$954K which included penalty interest on notes in default and a. loss on convertible debt of US$568K due the conversion of convertible debt at a significant discount to market prices.

The following table (expressed in U.S. dollars) compares revenue and expenditures for the three months ended May 31, 2022 and 2021 which are discussed below.

($000,s)	Three months ended May, 31 2022	Three months ended May 31, 2021	Change ($)	Change %
Revenue from license fees	-	-	-	-

Other production and maintenance costs	22	14	8	57.1

Depreciation, depletion and amortization	13	11	2	18.2
Investor relations	249	-	249	100.0
Professional fees	5,169	898	4,271	475.6
Personnel costs	85	26	59	226.9
Stock based compensation	-	158	(158)	(100.0)
Travel and promotion	676	42	634	1,509.5
General and administrative	284	296	(12)	(4.1)

Financing costs	2,833	1,369	1,464	106.9

Forgiveness of federal relief loans	(269)	-	(269)	100.0
Loss on conversion of convertible debt	-	84	(84)	(100.0)
Interest income	(1)	(1)	-	-

Derivative liability movement	-	2,041	(2,041)	(100.0)

Revenues from license fees

There has been no sales during the three months ended May 31, 2022 and 2021.

Other production costs and maintenance costs

Other production and maintenance costs are costs incurred to keep the plant operational, the amounts are immaterial.

Depreciation, depletion and amortization

Consists of deprecation for certain assets not used in the production of hydrocarbons as the plant has been in a winterized mode.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

Professional fees

Professional fees increased by 475.69% primarily due to an increase of: (i) approximately US$2.2 million in relation to contracts entered into to relocate the plant from its current location to a new mining site closer to the oil sands which are being exchanged with Valkor Energy, and some contracts entered into to remediate the existing site; (ii) consulting agreements for US$0.8 million to conduct research and development into new oil extraction technologies; (iii) other professional fees of approximately US$1.7 million in dealing with the TSXV suspension of trading matter and the successful resolution thereof.

Personnel costs

The increase in salaries and wages of 226.9% is due to the increase in expenditure on executive officers, new directors and general administrative staff during the period.

Stock based compensation

Stock based compensation decreased by 100.0% due to the full amortization of the option compensation expense in June 2021, no new options were issued during the current period.

Travel and promotion

Travel and promotion expenses increased by 1,509.5%. In the prior period the Company had reduced expenditure as it considered its future options with respect to the plant, in the current period, the Company has re-engaged its marketing of the company and its technology as it continues to seek additional investors for its future prospects in addition to keeping the markets informed of the tender offer, the exchange suspension and other corporate matters.

General and administrative

General and administrative expenses decreased by 4.1%. This is made up of several individually insignificant expenses.

Finance costs

Finance costs increased by 106.9%, primarily due to the increase in amortization of debt discount of US$2.2 million resulting from the acceleration of amortization expense on the conversion of US$4.1 million of convertible securities into equity during the current period. Interest expense decreased by US$0.7 million as the overall value of convertible debt decreased by US$9.9. million due to repayments, conversion into equity and debt settlements entered into.

Forgiveness of federal relief loans

During the current period, two federal relief loans were forgiven resulting in a gain of US$0.3 million. The loans were PPP loans which were used to fund payroll and qualifying operating expenses.

Loss on conversion of convertible debt

In the prior period several convertible notes with beneficial conversion features were converted into equity, resulting in a loss on conversion.

Interest income

Interest income is immaterial

Derivative liability movement

The derivative liability movement in the prior year represented the mark-to-market of convertible debt with variable conversion features. During the first six months of the current fiscal year, all debts with variable conversion features were modified, thereby eliminating the derivative liability.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

The following table (expressed in U.S. dollars) compares revenue and expenditures for the nine months ended May 31, 2022 and 2021 which are discussed below.

($000,s)	Nine months ended May, 31 2022	Nine months ended May 31, 2021	Change ($)	Change %
Revenue from license fees	-	2,000	(2,000)	(100.0)

Other production and maintenance costs	447	379	68	17.9

Depreciation, depletion and amortization	35	34	1	2.9
Investor relations	455	40	415	1,037.5
Professional fees	7,349	1,476	5,873	397.9
Research and development	175	-	175	100.0
Personnel costs	544	263	281	106.8
Stock based compensation	-	616	(616)	(100.0)
Travel and promotion	878	156	722	462.8
General and administrative	551	620	(69)	(11.1)

Financing costs	4,520	2,734	1,786	65.3

Forgiveness of federal relief loans	(403)	-	(403)	100.0
Loss on conversion of convertible debt	-	397	(397)	(100.0)
Loss on debt extinguishment	444	330	114	34.5
Loss(gain) on settlement of liabilities	102	48	54	112.5
Interest income	(31)	(2)	(29)	(1,450.0)

Derivative liability movement	(52)	1,292	(1,344)	104.0

Revenues from license fees

In the prior year, the Company sold a license to utilize the Company's proprietary extraction technology to Valkor.

Other production costs and maintenance costs

Other production and maintenance costs includes the Valkor maintenance costs for the current period and includes expenditure required to maintain the plant while it is not operating.

Depreciation, depletion and amortization

Consists of deprecation for certain assets not used in the production of hydrocarbons as the plant has been in a winterized mode.

Professional fees

Professional fees increased by 397.9% primarily due to: (i) an increase in legal expenses of US$532K related to administrative and regulatory matters that the Company is addressing, (ii) an increase in consulting fees incurred on the unsolicited Viston Offer of approximately US $210K; (iii) approximately US$2.4 million is contracts entered into to relocate the plant from its current location to a new mining site closer to the oil sands which are being exchanged with Valkor Energy, and some contracts entered into to remediate the existing site; (v) consulting agreements for US$1.1 million to conduct research and development into new oil extraction technologies and consulting expense incurred on capital markets and financial structure; (vi) other professional fees of approximately US$1.7 million in dealing with the TSXV suspension of trading matter and the successful resolution thereof;

Personnel costs

The increase in salaries and wages of 106.8% is due to the increase in expenditure on executive officers, new directors and general administrative staff during the period.

Stock based compensation

Stock based compensation decreased by 100.0% due to the full amortization of the option compensation expense in June 2021, no new options were issued during the current period.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

Travel and promotion

Travel and promotion expenses increased by 462.8%. In the prior period the Company had reduced expenditure as it considered its future options with respect to the plant, in the current period, the Company has re-engaged its marketing of the company and its technology as it continues to seek additional investors for its future prospects in addition to keeping the markets informed of the tender offer, the exchange suspension and other corporate matters.

General and administrative

General and administrative expenses decreased by 11.1%. This is made up of several individually insignificant expenses.

Finance costs

Finance costs increased by 65.3%, primarily due to the increase in amortization of debt discount of US$2.7 million, related to the conversion of several convertible notes during the current period, which resulted in an accelerated amortization expense, offset by a reduction in interest expense of US$0.9 million as the overall value of convertible debt decreased by US$9.9 million due to repayments, conversion into equity and debt settlements entered into.

Loss on conversion of convertible debt

In the prior period several convertible notes with beneficial conversion features were converted into equity, resulting in a loss on conversion of US$397K

Loss on debt extinguishment

The Company renegotiated the terms of certain convertible notes which were in default, and assumed by third parties resulting in a loss realized on extinguishment. These amounts are not comparable as the loss was dependent on the terms that the Company was able to negotiate.

Loss (gain) on settlement of liabilities

During the current period, debt settlement agreements that were approved by the TSXV were settled by the issuance of equity resulting in a loss on settlement of US$102K; in the prior period debt settlements resulted in a net loss to the Company of US$48K.

Interest income

Interest income of US$31K was realized on certain short-term advances made by the Company during the current period.

Derivative liability movement

The derivative liability movement in the prior year represented the mark-to-market of convertible debt with variable conversion features. During the current period, all debts with variable conversion features were modified, thereby eliminating the derivative liability.

4. LIQUIDITY AND CAPITAL RESOURCES

As at May 31, 2022, we had cash of approximately US$1,276K. We also had a working capital deficit of approximately US$2.8 million, compared to working capital deficit of US$6.3 million as at August 31, 2021. The decrease in the working capital deficit is primarily due to: (i) a reduction in convertible debentures of US$4.5 million due to conversions into equity and repayments; (ii) a reduction in federal relief loans of US$0.25 million due to debt forgiveness; (iii) a reduction in related party payables of US$0.2 million due to a net repayment of related party advances to the Company; offset by (iv) a reduction in notes receivable of US$0.4 million, due to receipt of the outstanding balance, and (v) an increase in accounts payable of US$2.0 million related to consulting expenditure incurred primarily related to the lifting of the trading suspension by the TSXV.

We have spent, and expect to continue to spend, a substantial amount of funds in connection with implementing our business strategy and do not have sufficient cash on hand to implement our plans. Our financial statements have been prepared assuming we are a going concern. To date, we have generated minimal revenue from operations and have financed our operations primarily through sales of our securities, and we expect to continue to seek to obtain our required capital in a similar manner. There can be no assurance that we will be able to generate sufficient revenue to cover our operating costs and general and administrative expense or continue to raise funds through the sale of debt. If we raise funds by securities convertible into common shares, the ownership interest of our existing shareholders will be diluted.

Page | 24

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

We anticipate that if the unsolicited Viston Offer to acquire all of the outstanding shares of Petroteq is not successful, we will need to raise approximately US$110 million to fund a commercially viable extraction plant. Alternatively, we will license our technology and generate royalty revenues. Should we need to raise funding, we will attempt to raise though share or debt issuances, if we are not successful in our efforts, we may need to delay our development plans and reduce our current expenditure.

We have not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be reinvested to finance the growth of its business.

In addition to commitments otherwise reported in this MD&A, the Company's contractual obligations as at May 31, 2022, include:

Contractual Obligations	Total ($ millions)	Up to 1 Year ($ millions)	2 - 5 Years ($ millions)	After 5 Years ($ millions)
Convertible Debt[1]	1.7	1.5	0.2	-
Promissory notes	0.0	0.0	-	-
Operating lease liabilities	0.2	0.1	01	-
Federal relief loans	0.3	0.0	0.0	0.3
Total Contractual Obligations	2.2	1.6	0.3	0.3

(1)	Amount includes estimated interest payments and discount amortization. The recorded amount as at May 31, 2022 was approximately US$0.7 million after debt discount of US$0.01 million.

5. OFF-BALANCE SHEET ARRANGEMENTS

To the best of management's knowledge, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

6. RELATED PARTY TRANSACTIONS

The Company owes the current directors outstanding fees of US$269,333 and US$264,064 as at May 31, 2022 and August 31, 2021, respectively, and outstanding salaries and fees to officers and directors of US$0 and US$447,500 for the nine months ended May 31, 2022 and the year ended August 31, 2021, respectively.

Related party payables are as follows (expressed in U.S. dollars):

Related Party payables	May 31, 2022	August 31, 2021
Payable to Aleksandr Blyumkin	$95,550	$493,549

Alex Blyumkin

Alex Blyumkin is a significant shareholder of the Company and is the former Chief Executive Officer and Chairman of the Board.  He resigned as an officer and director of the Company effective August 6, 2021.

Included in director's fees as of August 31, 2021 was an amount owing to Mr. Blyumkin of US$115,408. This amount was transferred to the payable due to Mr. Blyumkin on September 1, 2022, subsequent to his resignation as Chairman of the Company and as Chief Executive Officer.

Mr. Blyumkin provides funding to the Company on an ongoing basis through direct investments of personal funds, the use of a personal credit cards to pay Company related expenditures, and through entities owned by him. Mr. Blyumkin was entitled to a monthly management fee of US$20,000 per month for the year ended August 31, 2021. Upon his resignation as Chairman of the Board and as Chief Executive Officer on August 6, 2021, Mr. Blyumkin entered into a consulting agreement with the Company to ensure a smooth transition and the continuation of the Company's objectives.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

The opening balance due to Mr. Blyumkin on August 31, 2021 consisted of management fees due but not paid of US$160,000 and a net balance due on funds advanced by Mr. Blyumkin to the Company of US$395,647, totaling US$555,647.

The payable due to Mr. Blyumkin does not bear interest and has no fixed repayment terms or repayment date. Due to the stage of development of its business, the Company relies on funding from shareholders and lenders.  At times such funding has not been available or has been subject to an administrative process (including obtaining TSXV approval) which could not be completed in time to pay certain expenses as they have become due, Mr. Blyumkin has provided the required funding out of personal funds. These funds have been reimbursed to Mr. Blyumkin when there have been resources available in the Company, after taking into account the Company's current and future cash flow needs.

The following table summarizes the movements on the amounts due to Mr. Blyumkin (expressed in U.S. dollars):

	Nine months ended May 31, 2022	Year ended August 31, 2021
Balance due to Mr. Blyumkin at beginning of the period	$493,549	$555,647
Transfer of directors fees due to Mr. Blyumkin on resignation from the Board	115,408	-
Consulting fees	180,000	-
Management fees	-	240,000
Cash advances to the Company	204,218	568,700
Business expense paid on behalf of the Company	-	235,000
Business expenses paid with personal credit cards	257,563	207,208
	1,250,738	1,806,555
Cash payments made directly to Mr. Blyumkin	(856,984)	(770,798)
Cash payments made directly to personal credit cards	(97,986)	(307,208)
Cash payments to companies controlled by Mr. Blyumkin	-	(10,000)
Conversion of amounts due to Mr. Blyumkin into common shares	-	(225,000)
Balance due to Mr. Blyumkin at end of period	$295,768	$493,549

The business expenses paid on behalf of the Company for the year ended August 31, 2021 included a payment of US$205,000 to EA Consulting Group LLC on behalf of the Company for articles published in prominent business magazines and for social media and internet marketing expenses; the balance of the expenditure was paid to certain consultants on behalf of the Company to settle long outstanding balances.

The business expenses paid with personal credit cards consists of compliance fees, legal fees, travel expenses, meals and entertainment, marketing fees and office expenses. These expenses are paid with Mr. Blumkin's personal credit card as the Company is currently unable to obtain or make use of corporate credit cards.

On July 27, 2021, pursuant to a subscription agreement with the Company dated July 7, 2021, Mr. Blyumkin purchased 1,875,000 units at a subscription price of US$0.12 per unit, for gross proceeds of US$225,000, with each unit comprising one share of common stock and 1,875,000 common share purchase warrants.  Each of the 1,875,000 warrants is exercisable for a period of two years, expiring on July 27,2023, and is exercisable at US$0.12 per share. On April 19, 2022, Mr. Blyumkin sold the 1,875,000 warrants to Anthony J. Cantone, who exercised the warrants on April 20, 2022 for gross proceeds of $225,000 to the Company.

The amount of US$10,000 identified in the table above as "Cash payments made to companies controlled by Mr. Blyumkin" was paid to Express Consulting during the year ended August 31, 2021. This amount was offset against the amount payable to Mr. Blyumkin.

On April 28, 2021, Mr. Blyumkin subscribed for 1,166,666 common shares at a price of US$0.06 per share for gross proceeds of US$70,000.

On July 12, 2021, the Company issued Mr. Blyumkin 578,480 common shares valued at US$40,494 in partial settlement of directors fees outstanding.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

On July 1, 2021, the Company and Mr. Blyumkin entered into a debt conversion agreement whereby US$14,120 of outstanding director's fees were contemplated to be settled by the issuance of 150,209 common shares to Mr. Blyumkin. On May 24, 2022, the TSXV accepted the Company's application for the resumption of trading in the Company's common shares and, subsequent to the quarter end, on June 7, 2022, the Company issued 150,209 shares of common stock to Mr. Blyumkin in settlement of the US$14,120 of outstanding director's fees.

During the current period, Mr. Blyumkin made restitution payments to the Company of US$2,822,000 for the conversion of convertible debt by third party convertible debt holders to common shares at prices below those allowed by the TSXV regulations.

George Stapleton

On January 25, 2021, George Stapleton, then Chief Operating Officer of the Company, was awarded 1,000,000 common shares valued at US$58,879 as part of his compensation package.

On August 7, 2020, Mr. Stapleton was awarded options exercisable for 3,000,000 common shares exercisable at US$0.085 per share and valued at US$165,855. The options vested over an eight month period. These options expired on February 28, 2022.

On November 30, 2021, Mr. George Stapleton retired as the Chief Operating Officer of the Company.

Dr. Gerald Bailey

On July 12, 2021, the Company issued Dr. R. Gerald Bailey, a director and former Chief Executive Officer of the Company, 578,480 common shares valued at US$40,494 in partial settlement of director's fees outstanding.

On July 1, 2021, the Company and Dr. Bailey entered into a debt conversion agreement whereby US$14,120 of outstanding director's fees were contemplated to be settled by the issuance of 150,209 common shares to Dr. Bailey. On May 24, 2022, the  TSXV accepted the Company's application for the resumption of trading in the Company's common shares and, subsequent to the quarter end, on June 7, 2022, the Company issued 150,209 shares of common stock to Dr. Bailey in settlement of the US$14,120 of outstanding director's fees.

On August 6, 2021, the Board of Directors of the Company appointed Dr. Bailey as Chairman of the Board of Directors and Interim Chief Executive Officer. The Company did not enter into a written employment agreement with Dr. Bailey, but it was verbally agreed that Dr. Bailey would be entitled to cash compensation of US$10,000 per month in his new role.

Dr. Bailey retired as a director and officer of the Company on January 24, 2022.

The Company paid Dr. Bailey US$200,000 for services rendered as a director and consultant for the period ended May 31, 2022.

Robert Dennewald

During June 2021, pursuant to an exchange agreement entered into with Robert Dennewald, a director of the Company, Mr. Dennewald exchanged three promissory notes dated August 1, 2019, October 31, 2019 and March 3, 2020, totaling US$125,000, for a US$125,000 convertible promissory note bearing interest at 8% per annum and maturing on February 12, 2022.

On June 10, 2021, pursuant to an Assignment and Purchase of Debt Agreement entered into between Mr. Dennewald and Equilibris Management AG ("Equilibris"), the US$125,000 Convertible Promissory Note owing to the director was purchased by and assigned to Equilibris.

On July 12, 2021, the Company issued Mr. Dennewald 578,480 common shares valued at US$40,494 in partial settlement of director's fees outstanding.

On July 1, 2021, the Company and Mr. Dennewald entered into a debt conversion agreement whereby US$14,120 of outstanding director's fees were contemplated to be settled by the issuance of 150,209 common shares to Mr. Dennewald. On May 24, 2022, the  TSXV accepted the Company's application for the resumption of trading in the Company's common shares and, subsequent to the quarter end, on June 7, 2022, the Company issued 150,209 shares of common stock to Mr. Dennewald in settlement of the US$14,120 of outstanding director's fees.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

James Fuller

On July 12, 2021, the Company issued to James Fuller, a director of the Company, 228,668 common shares valued at US$16,007 in partial settlement of director's fees outstanding.

On July 1, 2021, the Company and Mr. Fuller entered into a debt conversion agreement whereby US$14,120 of outstanding director's fees were contemplated to be settled by the issuance of 150,209 common shares to Mr. Fuller. On May 24, 2022, the  TSXV accepted the Company's application for the resumption of trading in the Company's common shares and, subsequent to the quarter end, on June 7, 2022, the Company issued 150,209 shares of common stock to Mr. Fuller in settlement of the US$14,120 of outstanding director's fees.

Dr. Vladimir Podlipsky

The Board of Directors appointed Dr. Vladimir Podlipsky, the Chief Technology Officer of the Company, as a director, with effect from August 6, 2021, to fill the vacancy on the Board created by Mr. Blyumkin's resignation. On January 24, 2022, following the resignation of Dr. Bailey, Dr. Podlipsky was appointed to the role of Interim Chief Executive Officer.

The Company advanced Manhatten Enterprises, a company controlled by Dr. Podlipsky, the sum of US$76,000 pursuant to a promissory note on March 16, 2017. The note, which bears interest at 5% per annum, matured on March 16, 2020, but remains unpaid. The total amount owing under the note, including principal and accrued interest, amounts to US$95,802.

During the current period, the Company paid US$175,025 to V Science Technologies Inc., pursuant to a sponsored research agreement. V Science Technologies, Inc. is controlled by Dr. Podlipsky, who continues to serve as a director and the Interim Chief Executive Officer of the Company.

During the current period, the Company paid Dr. Podlipsky US$57,000 for his services as Interim Chief Executive Officer.

Mark Korb

Mark Korb resigned as the Chief Financial Officer of the Company with effect from October 31, 2021.

Ron Cook

Ron Cook was appointed as the Chief Financial Officer of the Company with effect from October 31, 2021, and served in that capacity until his resignation on January 24, 2022.

Michael Hopkinson

Michael Hopkinson was appointed as the Chief Financial Officer of the Company with effect from January 24, 2022.  During the current period, the Company paid Mr. Hopkinson US$50,000 for his services.

Robert Chenery

Mr. Robert Chenery was appointed to the Company's Board of Directors on January 24, 2022.

Anthony J. Cantone

The combined shareholding of Mr. Cantone and the companies that Mr. Cantone has direct control over, exceeds 5% of the issued and outstanding common shares of the Company, which qualifies him as a related party.

On April 19, 2022, Mr. Blyumkin sold 1,875,000 common share purchase warrants to Mr. Cantone who exercised the warrants for gross proceeds to the Company of US$225,000 on April 20, 2022.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

Cantone Asset Management and Cantone Research

Between September 20, 2020 and April 6, 2021, Cantone Asset Management, LLC ("Cantone Asset Management") and Cantone Research Inc. ("Cantone Research"), exercised a total of 8,990,093 common share purchase warrants for gross proceeds to the Company of US$400,839.  Each of Cantone Asset Management and Cantone Research are controlled by Anthony J. Cantone.

On September 23, 2020, the Company issued a convertible debenture to Cantone Asset Management in the principal amount of US$300,000, including an original issue discount of US$50,000, for net proceeds of US$247,500. The convertible debenture bore interest at 7% per annum, and the amount of US$250,000, representing principal less the OID, was convertible into common shares at a conversion price of US$0.055 per share until September 23, 2021 and thereafter at US$0.08 per share. The convertible debenture was issued with a maturity date of December 23, 2021.

In conjunction with the convertible debenture, the Company issued a common share purchase warrant to Cantone Asset Management which exercisable for 4,545,454 common shares at an exercise price of US$0.055 per share, expiring on December 23, 2021.

On March 17, 2021, the Company and Cantone Asset Management entered into an amending agreement in relation to a convertible note issued in September 2019, whereby the conversion price was amended to US$0.0475 per share, the maturity date was extended to December 17, 2021, and the interest rate was amended to 18% with effect from October 20, 2020.

On March 17, 2021, the Company and Cantone Asset Management entered into a debt conversion agreement whereby outstanding interest of US$22,660 accrued to December 28, 2020 on two convertible notes was converted into 581,026 shares of common stock.

On June 3, 2021, the Company entered into a debt conversion agreement with Cantone Asset Management whereby a total amount of US$132,007, consisting of outstanding interest of US$92,007 accrued to June 1, 2021 on various convertible notes and a principal amount outstanding of US$40,000 under one convertible note, was converted into 949,688 shares of common stock.

On July 1, 2021, pursuant to a securities purchase agreement between the parties, the Company issued a convertible debenture to Cantone Asset Management in the principal amount of US$300,000, bearing interest at 8% per annum, maturing on July 1, 2023 and convertible into common stock at a conversion price of US$0.12 per share. In addition, the Company issued a 2,500,000 common share purchase warrants to Cantone Asset Management, each exercisable at an exercise price of US$0.12 per share and expiring on July 1, 2023.

On July 27, 2021, Cantone Asset Management subscribed for 1,041,666 units at a subscription price of US$0.12 per unit, for gross proceeds to the Company of US$125,000.  Each unit consisted of one common share and one common share purchase warrant of the Company. The warrants are exercisable at US$0.12 per share and will expire on July 27, 2023.

On August 30, 2021, Cantone Asset Management converted US$250,000 of principal under the September 2020 convertible debenture resulting in the issuance of 4,545,454 shares of common stock. On January 14, 2022, the Company repaid the remaining principal balance of US$50,000.

On January 26, 2022, Cantone Asset Management exercised 1,041,666 common share purchase warrants, resulting in the issuance of 1,041,666 common shares and gross proceeds to the Company of US$125,000.

On February 1, 2022, Cantone Research exercised 5,208,333 common share purchase warrants, resulting in the issuance of 5,208,333 common shares and gross proceeds to the Company of US$625,000.

On April 1, 2022, Cantone Asset Management converted the entire US$300,000 of principal under the convertible debenture dated July 1, 2021, resulting in the issuance of a total of 2,500,000 shares of common stock.

On April 13, 2022, Cantone Research exercised 946,666 common share purchase warrants, resulting in the issuance of 946,666 common shares and gross proceeds to the Company of US$112,587.

On April 25, 2022, Cantone Asset Management exercised 2,500,000 common share purchase warrants, resulting in the issuance of 2,500,000 common shares and gross proceeds of US$300,000 to the Company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

On May 26, 2022, Cantone Asset Management purchased a total of 2,666,666 outstanding common share purchase warrants from two warrant holders. On May 31, 2022, Cantone Asset Management exchanged these warrants for 2,666,666 new common share purchase warrants having identical terms to the old warrants, whereby each warrant will entitle the warrant holder to purchase one common share at an exercise price of US$0.12 per share until it expires on July 23, 2023.

Petroleum Capital Funding

On September 22, 2020, the Company entered into an Amending Agreement with Petroleum Capital Funding, LP ("Petroleum Capital Funding"), a company controlled by Anthony J. Cantone, in relation to three outstanding convertible debentures and 8,582,500 common shares purchase warrants, whereby the conversion price of each debenture was amended to US$0.055 per share and the exercise price of the warrants was amended to US$0.055 per share.  The conversion price of the amended debentures was automatically adjusted to US$0.08 per share with effect from September 22, 2021.

On June 3, 2021, the Company and Petroleum Capital Funding entered into a debt conversion agreement whereby a total amount of US$61,050, consisting of outstanding interest accrued to June 1, 2021 on various convertible debentures, was converted into 439,209 shares of common stock.

On July 21, 2021, Petroleum Capital Funding purchased a convertible debenture from the Company in the principal amount of US$3,000,000, including an OID of US$500,000, for net proceeds to the Company of US$2,191,000 after placement fees and expense allowances of US$309,000. The convertible debenture bears interest at 10% per annum and matures on July 21, 2025, and the amount of US$2,500,000, representing the principal less the OID, is convertible into common shares at a conversion price of US$0.12 per share, subject to anti-dilution adjustments. In conjunction with offering of the convertible debenture, the Company issued 20,833,333 common share purchase warrants to Petroleum Capital Funding, and 5,208,333 broker's warrants, each exercisable for at an exercise price of US$0.12 per share and expiring on July 21, 2025.  The Company and Petroleum Capital Funding also entered into a registration rights agreement whereby the Company has agreed to register for resale under the U.S. Securities Act of 1933, the common shares underlying the convertible debentures and the common share purchase warrants.

On January 26, 2022, the Company paid US$53,000 of the outstanding principal under a November 2019 convertible debenture held by Petroleum Capital Funding. On April 4, 2022, Petroleum Capital Funding converted the remaining principal balance outstanding of US$265,000 into 3,312,500 shares of common stock, at a conversion price of US$0.08 per share.

On January 26, 2022, the Company paid US$72,000 of the outstanding principal under a December 2019 convertible debenture held by Petroleum Capital Funding. On April 4, 2022, Petroleum Capital Funding converted the remaining principal balance outstanding of US$360,000 into 4,500,000 shares of common stock, at a conversion price of US$0.08 per share.

On January 26, 2022, the Company paid US$78,500 of the outstanding principal under a March 2020 convertible debenture held by Petroleum Capital Funding.  On April 4, 2022, Petroleum Capital Funding converted the remaining principal balance outstanding of US$392,500 into 4,906,250 shares of common stock, at a conversion price of US$0.08 per share.

On January 26, 2022, the Company paid US$500,000 of the outstanding principal under the July 2021 convertible debenture held by Petroleum Capital Funding. On April 4, 2022, Petroleum Capital Funding converted the remaining principal balance outstanding of US$2,500,000 into 20,833,333 shares of common stock, at a conversion price of US$0.12 per share.

On January 26, 2022, Petroleum Capital Funding exercised 20,833,333 common share purchase warrants, resulting in the issuance of 20,833,333 shares of common stock and gross proceeds to the Company of US$2,500,000.

On February 1, 2022, Petroleum Capital Funding exercised 8,582,500 common share purchase warrants, resulting in the issuance of 8,582,500 common shares and gross proceeds to the Company of US$472,038.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

7. OUTSTANDING SHARE DATA

As at the date hereof, the Company had the following common shares, share purchase options, warrants and convertible securities outstanding:

Total common shares outstanding	777,707,791
Total common share purchase warrants and broker warrants(1)	6,286,628
Fully diluted shares outstanding	783,994,419

(1) Includes 151,785 warrants which are not approved by the TSXV.

Share Purchase Options

The Company has a 20% fixed number share option plan, last approved by the shareholders in 2018. Pursuant to this plan, the Company may grant up to 17,969,849 share purchase options to directors, officers, employees, and consultants. Such options are non-transferable, will have a maximum term of ten years and terminate 12 months (or other such shorter time as determined by the directors) following cessation of the optionee's position with the Company, subject to the expiry date of such option.

On July 22, 2022, pursuant to Stock Option Cancellation Agreements entered into with all current option holders, the Company and the option holders mutually agreed to cancel the remaining 4,250,000 stock options outstanding for nominal consideration in the aggregate amount of US$4.

As at the date hereof, no share purchase options are outstanding.

Share Purchase Warrants

As at the date hereof, an aggregate of 6,286,628 share purchase warrants are outstanding, as follows:

	Warrants outstanding and exercisable
Exercise price (U.S. Dollars)	Number of shares	Weighted average remaining years
$0.1000	276,512	0.75
$0.1200	5,858,331	1.24
$0.1400	151,785	2.73
$0.1004	6,286,628	1.17

The warrants exercisable for 151,785 shares at US$0.14 per share have not been approved by the TSXV at the date of this report.

8. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

As at May 31, 2022, the Company's financial instruments are comprised of cash, trade and other receivables, accounts payable and accrued expenses, the fair values of which approximate their carrying values due to their short-term maturity, and convertible debentures and long-term debt, which are carried at amortized cost. The Company classifies its cash as fair value through profit or loss. The Company's financial instruments are exposed to  a  variety  of  related  risks.  The  Company's  risk  exposures  and  the  impact  on  the  Company's  financial instruments are described under "Risks and Uncertainties" below.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

9. MANAGEMENT OF CAPITAL

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable level. The Company considers its capital for this purpose to be its shareholders' equity and long-term liabilities.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may seek additional financing or dispose of assets.

In order to facilitate the management of its capital requirements, the Company monitors its cash flows and credit policies and prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The budgets are approved by the Board of Directors. There are no external restrictions on the Company's capital.

10. LITIGATION AND CONTINGENCIES

On December 27, 2018, the Company executed and delivered: (i) a Settlement Agreement (the "Settlement Agreement") with Redline Capital Management S.A. ("Redline") and Momentum Asset Partners II, LLC; (ii) a secured promissory note payable to Redline in the principal amount of $6,000,000 (the "Note") with a maturity date of 27 December 2020, bearing interest at 10% per annum; and (iii) a Security Agreement (together with the Settlement Agreement and the Note, the "Redline Agreements") among the Company, Redline, and TMC Capital, LLC ("TMC"), an indirect wholly-owned subsidiary of the Company.

After undertaking an in-depth analysis of the Redline Agreements in the context of the underlying transactions and events, special legal counsel to the Company has opined that the Redline Agreements are likely void and unenforceable.

The Company's special legal counsel regards the possibility of Redline's success in pursuing any claims against the Company or TMC under the Redline Agreements as less than reasonably possible and therefore no reserve has been established for these claims.

The Company is currently evaluating the options and remedies that are available to it to ensure that the Redline Agreements are declared as void or are rescinded and extinguished.

From time to time, the Company is the subject of litigation arising out of the Company's normal course of operations. While the Company assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, management has no reason to believe that the ultimate outcome of these matters would have a significant impact on the Company's consolidated financial position.

11. RISKS AND UNCERTAINTIES

Due to the nature of the Company's business and present stage of development, the Company is subject to significant risks. Risk factors relating to the Company include, but are not limited to, risks relating to reliance on major customers and key personnel, reliance on banking facilities and dependence on sustainability of customer orders, the risk that the Company's business plan may fail, risks relating to operations, risks related with compliance with environmental protection regulations, risks related to uninsurable or uninsured risks, risks related to the start-up of the Company's technology business and risks related to conflicts of interest of directors and officers.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

COVID-19

The novel coronavirus ("COVID-19") pandemic has resulted in government authorities and businesses throughout the world implementing numerous measures intended to contain and limit the spread of COVID-19, including travel restrictions, border closures, quarantines, shelter-in-place and lock-down orders, mask and social distancing requirements, and business limitations and shutdowns. The spread of COVID-19 and increased variants has caused, and may continue to cause us to make significant modifications to our business practices, including enabling most of our workforce to work from home, establishing strict health and safety protocols for our offices, restricting physical participation in meetings, events, and conferences, and imposing restrictions on employee travel. We will continue to actively monitor the situation and may take further actions that alter our business practices as may be required by federal, state, or local authorities or that we determine are in the best interests of our employees, customers, or business partners.

The rapidly changing global market and economic conditions as a result of the COVID-19 pandemic have impacted, and are expected to continue to impact, our operations and business. The broader implications of the COVID-19 pandemic and related global economic unpredictability on our business, financial condition, and results of operations remain uncertain.

Operating Hazards and Risk

The Company's current business involves risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to hazards and risks normally incidental to its operations, any of which could result in work stoppages, damage to or destruction of property, loss of life and environmental damage.

Environmental Risks and Other Regulatory Requirements

The Company's current and future operations are and may be governed by laws and regulations governing its industry. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Company currently operates its business in a regulated industry. There can be no assurances that the Company may not be negatively affected by changes in the Canadian, American or other legislation, or by any decisions or orders of any governmental or administrative body or applicable regulatory authority.

Technology

The intellectual property and proprietary systems developed by PQE, including in particular, the Extraction Technology, have not previously been used in a commercial project. As such, the project carries with it a greater degree of technological risk than similar projects that employ commercially proven technologies despite the steps taken to reduce the risk of using these new processes through the utilization of an experienced and qualified process development and engineering team to anticipate and mitigate the majority of the process and mechanical challenges. Since a major portion of the processes used in the modular extraction unit are based on commercially unproven technologies and the detailed design is still being finalized, the Extraction Technology may not perform as anticipated by PQE or at all and the cost estimate may be subject to more variation than would be expected for commercially proven technology. If major process design changes are needed, the current cost contingency may not be adequate.

Intellectual Property

The success and ability of the Company to successfully complete development of the subject property of the Lease and to be economically viable will depend to a significant extent on the intellectual property and proprietary technology of PQE. The ability of the Company to prevent others from copying such proprietary technologies will be critical to sustaining the project's commercial advantage. PQE currently relies on intellectual property rights and other contractual or proprietary rights, including (without limitation) copyright, trad e-mark laws, trade secrets, confidentiality procedures, contractual provisions, licenses and patents, to protect its proprietary technology. However, some of PQE's intellectual property is currently under patent pending applications. PQE intends to continue to seek patent protection for the Extraction Technology.

Without patent and other similar protection, other companies could offer substantially identical products for sale without incurring the sizeable development costs that PQE has incurred. The Company's ability to recover these expenditures and realize profits upon the development of its technologies could be diminished. The process of obtaining patents can be time consuming and expensive, with no certainty of success. Even if the Company spends the necessary time and money, a patent may not be issued, or it may insufficiently protect the technology it was intended to protect. If PQE's pending patent applications are not approved for any reason, the degree of future protection for its proprietary technology will remain uncertain.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

The Company may have to engage in litigation in order to protect its patents or other intellectual property rights, or to determine the validity or scope of the proprietary rights of others. This type of litigation can be time consuming and expensive, regardless of whether or not the Company is successful. The process of seeking patent protection can itself be long and expensive, and there can be no assurance that any pending or future patent applications of the Company or PQE will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to the Company. Furthermore, others may develop technologies that are similar or superior to the technology of PQE or design around the patents owned by PQE.

Despite the efforts of the Company, the intellectual property rights, particularly existing or future patents, of PQE may be invalidated, circumvented, challenged, infringed or required to be licensed to others. It cannot be assured that any steps the Company may take to protect its intellectual property rights and other rights to such proprietary technologies that are central to the Company's operations will prevent misappropriation or infringement of the right to use or license others to use the Extraction Technology and/or PQE Process and accordingly may conduct an oil sands extraction operation similar to that of the Company.

Credit Risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet contractual obligations.  The Company is exposed to credit risk through its cash held at financial institutions, trade receivables from customers and notes receivable.

The Company has cash balances at various financial institutions. The Company has not experienced any loss on these accounts, although balances in the accounts may exceed the insurable limits. The Company considers credit risk from cash to be minimal.

Credit extension, monitoring and collection are performed for each of the Company's business segments. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current creditworthiness, as determined by a review of the customer's credit information.

At May 31, 2022 and August 31, 2021, the Company had no trade receivables. The Company considers its maximum exposure to credit risk to be its trade and other receivables and notes receivable.

Interest Rate Risk

Interest rate risk is the risk that changes in interest rates will affect the fair value or future cash flows of the Company's financial instruments. The Company is exposed to interest rate risk as a result of holding fixed rate investments of varying maturities as well as through certain floating rate instruments. The Company considers its exposure to interest rate risk to be minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities as they become due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses. The Company believes that it would be able to obtain adequate liquidity to fund its oil sands operations, If the Company is unable to obtain further funding in order to complete the oil sands plant and for sufficient operating working capital, it could have a material adverse effect on the Company's business, financial condition and results of operations.

Foreign Currency Exchange Risk

PQE generally incurs expenses denominated in U.S. dollars which is the functional currency of the Company and is therefore not subject to significant foreign exchange risk.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

Liquidity Concerns and Future Financing Requirements

The Company will require additional financing in order to fund its plan of operations. The Company's ability to arrange such financing in the future will depend in part upon prevailing capital market conditions, as well as the Company's resulting business success. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to the same. If additional financing is raised by the issuance of common shares from treasury, control of the Company may change and existing shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of other opportunities, curtail business operations or cancel planned projects, or otherwise remain in business. Events in the equity market may impact the Company's ability to raise additional capital in the future.

Volatility of Share Price

Factors such as announcements of quarterly variations in operating results, as well as market conditions in the Company's industry, may have a significant impact on the market price of the Company's shares. Global stock markets  and  exchanges  in  particular  have,  from  time  to  time,  experienced  extreme  price  and  volume fluctuations, which have often been unrelated to the operations of particular companies. Share prices for many companies in many industries have experienced wide fluctuations that have been often unrelated to the operations of the companies themselves. In addition, there can be no assurance that an active trading or liquid market will develop or be sustained for the Company on the TSXV or the Nasdaq Pink Sheets Markets..

Volatility of Oil Prices

Oil prices have fluctuated widely during recent years and are subject to fluctuations in response to relatively minor changes in supply, demand, market uncertainty and other factors that are beyond the Company's control. These factors include, but are not limited to, worldwide political instability, foreign supply of oil and natural gas, the  level  of  consumer  product  demand,  government  regulations  and  taxes,  the  price  and  availability  of alternative fuels and the overall economic environment. Any decline in oil or natural gas prices could have a material adverse effect on the Company's operations, financial condition and the level of expenditures for the development of its resources. No assurance can be given that oil and natural gas prices will be at levels which will generate profits for the Company. The economics of developing some of the Company's properties may change as a result of lower oil prices. The Company might also elect not to develop or delay development of certain properties at lower oil prices. All of these factors could result in a material decrease in the Company's development activities.

Dependence on, and Protection of, Key Personnel

The Company is dependent upon the continued support and involvement of its directors, officers and key technical personnel to develop its business and operations. If the Company were to lose any of their services, the Company's ability to implement its business plans could be severely curtailed or delayed.

Conflicts of Interest and Time

Certain of our current directors and officers are, and may continue to be, involved in other industries through their direct and indirect participation in corporations, partnerships or joint ventures which may be potential competitors of the Company. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers may conflict with our interests. Directors and officer s with conflicts of interest will be subject to and follow the procedures set out in applicable corporate and securities legislation, regulation, rules and policies. Certain directors and officers of the Company will only devote a portion of their time to the business and affairs of the Company and some of them are or will be engaged in other projects or businesses.

Nature of Oil Sands Exploration and Development

Oil sands exploration and development are very competitive and involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. As with any petroleum property, there can be no assurance that the Extraction Technology will perform as anticipated by PQE or at all, or that commercial deposits of bitumen will be produced from PQE's permit lands in the State of Utah. Furthermore, the marketability of any resource will be affected by numerous factors beyond the Company's control. These factors include, but are not limited to, market fluctuations of prices, proximity and capacity of pipelines and processing equipment, equipment and labor availability and government regulations (including, without limitation, regulations relating to prices, taxes, royalties, land tenure, allowable production, importing and exporting of oil and gas and environmental protection). The extent of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

Operation Risk

Operation risk is a  function of the Company's ability to manage operating costs. Operating costs could be impacted by inflationary pressures on labor, volatile pricing for natural gas used as an energy source in transportation of fuel and in oil sands processes, and planned and unplanned maintenance.

Bitumen Supply Risk

Supply risk is a function of the unavailability of third party bitumen, poor ore grade quality or density, unplanned mine  equipment  and  extraction  plant  maintenance,  storage  costs  and  in  situ  reservoir  and  equipment performance could impact production targets.

Reserves and Resources

The Company has not yet established any reserves. There are numerous uncertainties inherent in estimating quantities of bitumen resources and reserves, including many factors beyond our control, and no assurance can be given that the recovery of bitumen will be realized. In general, estimates of resources and reserves are based upon a number of factors and assumptions made as of the date on which the resources and reserve estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from estimated results. All such estimates are, to some degree, uncertain and classifications of resources and reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of reserves and resources, the classification of such resources and reserves based on risk of recovery, prepared by different engineers or by the same engineers at different times, may vary substantially. Investors are cautioned not to assume that all or any part of a resource is eco nomically or legally extractable.

Climate Change Legislation

Environmental legislation regulating carbon fuel standards in jurisdictions that import crude and synthetic crude oil in the United States could result in increased costs and/or reduced revenue. For example, both California and the United States federal governments have passed legislation which, in some circumstances, considers the lifecycle greenhouse gas emissions of purchased fuel and which may negatively affect the Company's business, or require the purchase of emissions credits, which may not be economically feasible.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

Cautionary Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use  of  words  such  as  "plans",  "expects",  "is  expected",  "budget",  "scheduled",  "estimates",  "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward- looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. Specifically, this MD&A includes, but is not limited to, forward-looking statements regarding: the validation  of  and  commercial  viability  of  PQE's  Extraction  Technology  (defined  below);  the  ability  of  the Extraction Technology to commence commercial production; the environmental friendliness of the Extraction Technology; the bbl/d capacity of the Extraction Technology; the schedule for certain events to occur and production to commence; capital efficacy and economics of the Extraction Technology; completion of certain acquisitions; potential of PQE's properties to contain reserves; PQE' ability to meet its working capital needs; the plans, costs, timing and capital for future exploration and development of PQE's property interests, including the costs and potential impact of complying with existing and proposed laws and regulations; management's outlook regarding future trends; sensitivity analysis on financial instruments, which may vary from amounts disclosed; prices and price volatility for oil and gas; and general business and economic conditions.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company's ability to predict or control. These risks, uncertainties and other factors include, but are not limited to, oil and gas reserves, price volatility, changes in debt and equity markets, timing and availability of external financing on acceptable terms, the uncertainties involved in interpreting geological data and confirming title to properties, the possibility that future exploration results or the validation of technology will not be consistent with the Company's expectations, increases in costs, environmental compliance and changes in environmental and other local legislation and regulation, interest rate and exchange rate fluctuations, changes in economic and political conditions and other risks involved in the oil and gas industry, as well as those risk factors listed in the "Risk Factors" section below. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions that may prove to be incorrect, including, but not limited to, assumptions about the following: the availability of financing for PQE's exploration and development activities; operating and exploration costs; PQE's ability to retain and attract skilled staff; timing of the receipt of regulatory and governmental approvals for exploration and production projects and other operations; market competition; and general business and economic conditions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward -looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward -looking statements, unless required by law.

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